12g3-2(b)

-8 A 2:25

082-04515

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

08000089

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 2nd January 2008

We'll inform you that no informations requested to make public pursuant to Italia's law have submitted to the Italian Autorithies during the month of December.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

GRUPPO MEDIASET

Press Release

Mediaset Board Meeting 6 November 2007

APPROVAL FOR REPORT FOR FIRST NINE MONTHS 2007

Consolidated Results
Net revenues: €2,816.1 million
Operating profit: €787.8 million
Net profit: €372.3 million

Italy
October sees sharp recovery in advertising sales
Television costs: -1.1%
Mediaset Premium: revenues doubled
Ratings: Mediaset channels and Canale 5 confirm leadership in the 15-64 year-old audience

Spain
Operating profitability: 46.9%
Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has approved the Group's report for the nine months to 30 September 2007.

MEDIASET GROUP: CONSOLIDATED RESULTS

Included, from July 2007, as a result of the acquisitions made in the current year, are the companies of the Medusa Group, which have been fully consolidated, and, on a net equity basis, the 33.3% stake held, through Mediacinco in the consortium that controls the Endemol Group.

Also taking account of the new area of consolidation, the performance of the group in the first nine months of 2007 can be summarised as follows:

- **consolidated net revenues** rose to **€2,816.1 million**, compared with €2,671.5 million in the first nine months of 2006, an **increase of 5.4%.**
- **EBIT** rose to **€787.8 million**, an increase of €47.6 million on the figure for the same period of the previous year (€740.2 million).
- **operating profitability**, operating profit as a proportion of consolidated net revenues, went up to **28.0%**, from the 27.7% recorded in the first nine months of 2006.

- **profit before taxation** and that attributable to third-party shareholders rose to **€756.5 million**, compared with €727.1 million at 30 September 2006.
- **net profit** attributable to the Group, after estimated taxation, rose to **€372.3 million,** from the €369.1 million of the first nine months of the previous year.
- the Group's **net financial position** went from -€568.3 million at 31 December 2006 to **-€1,167.1 million** at 30 September 2007. The deficit is mainly due to the expenditure in the third quarter (for a total of €598 million) for the acquisition of the Medusa Group and the capitalisation of the vehicle established for the acquisition of Endemol. as well as the distribution of dividends by the parent company and the subsidiary Telecino (for a total of €644.7 million).
- In the first nine months of the year, the **group's net cash generation** amounted to **€681.3 million**, up from the €356.4 million for the same period of last year: in fact, 2006 recorded expenditure of €290 million for the acquisition of a dedicated network for mobile TV services (DVBH) and the acquisition of options on encrypted football rights for the 2009/2010 season of a number of important Serie A clubs.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- In the first nine months of 2007 **consolidated net revenues** recorded an **increase of 3.7%, reaching €2,045.9 million** compared with €1,972.4 million in the same period of the previous year. The increase is largely the result of higher revenues from the pay-per-view activities of Mediaset Premium, network operator activities and the consolidation of the revenues of the Medusa Group.

  Gross television advertising revenues came to **€2,002.5 million,** a fall of 3.1% on the same period of 2006. During the first nine months, this result was affected by a reduction in advertising investments by a number of key clients who had already made marked reductions in their budgets during the closing months of 2006.
  If the examination is extended to the first 10 months of the year, and consequently including the brilliant start to the new autumn TV season, advertising sales show a marked recovery that brings the cumulative figure essentially in line with that of the first 10 months of 2006 (-0.4%).

  Mediaset Premium showed a marked improvement in revenues with the first nine months pushing the total up to **€142.8 million**, well over twice the figure of €61.0 million for the first nine months of 2006. The figure includes the figure of €48.7 million from the sale of encrypted football rights for use on other platforms.
  The first nine months of 2007 also recorded sales of more than 1.8 million new re-chargeable cards and more than 4.4 million re-charges.

- **EBIT** rose to **€426.3 million**, compared with €423.3 million to 30 September 2006.

- **total television costs** saw a significant fall (-1.1% compared with the first nine months of the previous year and on a like-for-like basis) and in the face of a 2007 target that was in line with the costs of 2006.
- **pre-tax profit** came to **€385,6 million**, compared with €402.8 million in the first nine months of 2006.
- **net profit** amounted to **€239,7 million**, compared with €253.9 million in the first nine months of 2006.
- The impact on the group's consolidated results of the recently acquired activities (Medusa and Endemol) already show a positive contribution, net of acquisition costs).

TV ratings: were positive in the first nine months of 2007 with Mediaset channels confirming their national leadership in all time bands among viewers in the 15 to-64 year-old age range (the commercial target): in fact, Mediaset recorded **42.8% in primetime** and **43.1% in the 24 hours.**
Canale 5 is Italy's most popular channel among the commercial target, with a **21.2% share in primetime** and **20.6% in the 24 hours.**

Spain

- In the first nine months of 2007 **consolidated net revenues** generated by the Telecinco Group rose to **€771.0 million**, compared with €700.9 in the same period of the previous year.
- Telecinco's **operating profit** rose to **€361.5 million**, on the €317.3 million of the first nine months of 2006.
- **operating profitability** (operating profit as a proportion of consolidated net revenues) rose to **46.9%** (45.3% in the first nine months of 2006).
- **pre-tax profit** came to **€371.0 million**, compared with €324.6 million in the first nine months of 2006.
- **net profit** amounted to **€262.8 million**, an increase on the €229.3 million in the same period of 2006.
- Telecinco's ratings were also up, consolidating its position as Spain's absolute leader with a **primetime share of 20.5%** and 20.3% in the **24 hours.**

FORECAST FOR THE YEAR

In the current year, on a like-for-like basis and excluding the contribution generated by changes in leaving entitlements, the company expects to confirm an operating profit that is higher than that of the previous year, the extent of the improvement will depend on TV advertising sales in Italy and Spain in the last two months of the year.

The effect of the consolidation of the companies of the Medusa Group and the inclusion, on a net equity basis, of the 33.3% held, through Mediacinco, in the consortium that controls Endemol are not expected to have a significant impact on the consolidated result of the current year. Also taking account of the positive operating results and the financial structure of the operations.

Italy

Ratings. At the end of the first ten months of 2007, Mediaset channels confirmed their leadership in the commercial target (15-64 year-olds) in all time bands, with average ratings of 42.9% in primetime and 43.1% in the 24 hours. Canale 5 consolidated its position as Italy's most popular channel and Italia 1 as the third.

Mediaset Premium. Sales were also excellent in the month of October: in fact, to date, around 2.0 million pre-paid cards have been sold and 4.9 million re-charges.

Spain

Ratings. Also in October, Telecinco confirmed its leadership in terms of share, further extending its advantage over its main competitors.

The executive responsible for the preparation of the Mediaset S.p.A. accounts, Andrea Goretti, declares that, as per para. 2 art. 154-bis. of the Single Finance Bill, that the accounting information contained in this press release corresponds to that contained in the company's books.

Cologno Monzese, 6 November 2007

Department of Corporate Communications and Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

Highlights from the consolidated income statement (*)

in €m

	Cumulative to 30 September		Q3	
	2007	2006	**2007**	**2006**
Consolidated net revenues	2,816.1	2,671.5	**739.1**	**677.5**
Labour costs	328.5	336.7	111.0	104.2
of which non-recurring charges	*(23.0)*			
Procurement, services and other costs	1,005.4	954.8	293.2	272.5
Operating costs	1,333.9	1,291.5	**404.1**	**376.7**
Gross operating profit	1,482.2	1,380.1	**334.9**	**300.8**
Amortisation and depreciations	694.4	641.1	247.1	212.4
Operating profit	787.8	739.0	**87.9**	**88.5**
((Losses)/gains from equity disposals	-	1.3	-	-
EBIT	787.8	740.2	**87.9**	**88.5**
Financial income /(charges)	(34.4)	(13.5)	(14.9)	(8.1)
Income/(charges) from investments	3.1	0.3	1.6	0.4
Profit before taxation	756.5	727.1	**74.6**	**80.8**
Income taxes	(254.2)	(243.7)	(18.5)	(23.0)
Net profit from operations	502.4	483.4	**56.2**	**57.8**
(Net profit from discontinued activities)	-	-	-	-
(Minority interest (profit)/loss	(130.1)	(114.3)	(24.7)	(21.2)
Profit for the Mediaset Group	372.3	369.1	**31.5**	**36.6**

Highlights from the consolidated balance sheet (*)

in €m

	30/09/2007	**31/12/2006**
Television rights	2,323.8	2,388.2
Goodwill and consolidation differences	393.7	368.7
Other tangible/intangible assets	1,100.2	1,085.2
Financial assets	570.4	93.9
Net working capital & other assets/liabilities	(414.8)	(304.1)
Severance indemnity reserve	(106.2)	(130.3)
Net invested capital	**3,867.0**	**3,501.7**
Net Group assets	2,443.6	2,634.1
Shareholders' equity and minority interest	256.4	299.2
Net assets	**2,700.0**	**2,933.3**
Net financial position	**(1,167.1)**	**(568.3)**

(*)The reclassified figures in the report are not subject to certification by the external auditors

Mediaset S.p.A.
Registered office: Milano, Via Paleocapa n. 3
Share capital: EUR 614,238,333.28 fully paid in.
Tax - VAT - Milan Company Register no. 09032310154
e-mail: direzione.affarisocietari@mediaset.it
www.mediaset.it

QUARTERLY REPORT TO SEPTEMBER 30, 2007

You are hereby informed, in compliance with the provisions of Consob Resolution no. 11971/99, as amended, that the management report on performance in the third quarter of fiscal 2007 is available for public consultation at the registered office of the company and at Borsa Italiana S.p.A.

GRUPPO MEDIASET

Madrid, November 22 2007

Today Telecinco our controlled company has disclosed the following press release

Publimedia Gestión expects to break €30 million mark

PUBLIESPAÑA'S GROSS ADVERTISING REVENUES WILL BREAK €1 BILLION MARK IN 2007

- Telecinco, through Publiespaña and Publimedia, expects a gross advertising revenue increase of around 6% on the same period in 2006 in the months of October and November
- **Publiespaña opens new business and growth line for Telecinco in the area of internet with the creation of a company called Advanced Media in order to maximise advertising revenues from www.telecinco.es, www.informativos.telecinco.es and www.bolsacinco.com, as well as platforms for mobile telephony**
- **This commercial structure is part of Publimedia Gestión, the advertising space manager for Telecinco's DTT channels, cable television and written press, among others**
- **Publiespaña will maintain its market share at more than 2007's level of 30% despite increased competition**

Telecinco, through its concessionary Publiespaña, will mark a **new milestone in the history of Spanish television** at the end of the year. The strength and homogeneity of the channel's programming in all time slots, leadership in audience numbers and the efficient management of advertising space will allow Telecinco's **gross television advertising revenues to break the €1 billion mark in the 2007 fiscal year,** a symbolic figure that has never before been reached by any operator in Spain.

Looking to 2008 and with the aim of opening new channels of growth to Telecinco, Publiespaña has created a **new business line oriented towards internet** and **mobile telephony platforms** through **Advanced Media**, a company owned by Publiespaña and part of Publimedia Gestión. This line will allow the channel to strengthen advertising revenue in all Telecinco projects on the internet.

Telecinco increases total advertising revenues by around 6% in October and November

This impressive figure, which the company expects to exceed when it closes 2007, is backed up not only by the good results from the first nine months of the year, but also by the good results produced in the months of October and November, **when Telecinco, through Publiespaña and Publimedia, registered an** increase of around 6% in gross advertising revenues when compared to the same period in 2006.

This information – which was announced today by **Giuseppe Tringali,** CEO of Telecinco, during the annual convention which the company is holding in Valencia – once again places Publiespaña as the leading company **in the advertising sector in terms of turnover, profitability, power ratio, price** and **market share.** The indisputable leading position in market share is of special relevance in 2007 due to the greater competition from national generalist public television stations and to new technologies and ways of accessing television content, despite all of which the company will maintain a **market share of more than 30%.**

Publiespaña opens new growth line with the creation of a commercial structure for increased advertising revenue on the internet and in mobile telephony

Technological advances in mobile telephony and the increasing importance of advertising investment on the internet have led Publiespaña to begin a new business line in these areas that will allow Telecinco the possibility of continuing to increase its turnover.

To do this Publiespaña has opened a new business and growth line for Telecinco in the area of internet with the creation of a commercial structure called **Advanced Media** through which the management of the channel's website (www.telecinco.es) will be strengthened, as well as the financial portal, www.bolsacinco.com and Telecinco's news website, www.informativos.telecinco.es. The Publimedia subsidiary will market the audiovisual content offers that Orange users receive through 3G mobile telephones.

In these platforms, Advanced Media will market traditional media at the same time as it develops tailor-made formats for advertisers through a creative service which is personalised for each client, adapted to the singularity and language of both types of media.

This new business line will strengthen the multi-media and multi-platform character of Publimedia Gestión, a company which **expects to close the year with gross advertising revenues of more than €30 million.**

Publimedia Gestión markets audiovisual content offers on platforms that range from cable television (ONO), digital terrestrial television (Telecinco Sport and Telecinco Estrellas), analogue television (marketed in the Spanish market from Mediaset television stations in Italy, Germany and United Kingdom), written press (Bulevar 21, Mi Cartera de Inversión and the titles owned by the publishing house Mondadori) and above-the-line media (Canal Metro Madrid and Barcelona and *seat backs* on football pitches) to the creation and sale of television formats "Más que coches", "nosolomusica" and "El mundo mágico de Brunelesky".

Iniciativas Especiales (Special Initiatives) accounts for more than 15% of the total turnover

On the other hand, Publiespaña has met its aim to have the Iniciativas Especiales area account for more than 15% of total turnover, **a figure which stands testament to clients' growing interest in the new advertising formulas which allow Publiespaña to stay at the forefront of creation and development, made possible by the maintenance of their pricing policy as a way of weighing the value of the product in the current audiovisual environment.**

TELECINCO PRESS OFFICE

Department of Communications and Corporate Image
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	CONFALONIERI	NOME / FIRST NAME	FEDELE

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	MEDIASET

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	CONFALONIERI	NOME / FIRST NAME	FEDELE

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
23/11/2007	A	IT0001063210	MEDIASET	AZO	10,000	6.5419	65,419	MERC-IT	Unica operazione valorizzata al p. m. ponderato
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							65,419		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITA' / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													65,419		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument.
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options)
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

GRUPPO MEDIASET

PRESS RELEASE

RTI-MEDUSA-TAODUE:
A NEW MAJOR FOR ITALIAN CONTENT IS BORN

An agreement was signed today to create a joint-venture that brings together Medusa Film (a subsidiary of Rti, a leader in Italian film production) and Taodue (controlled by Pietro Valsecchi and Camilla Nesbitt) leader in the production of quality TV drama.
The aim of the operation is to create a new production company able to exploit opportunities for growth in the content market for television and the cinema, both in Italy and abroad.

The characteristics of the agreement

The operation will involve the creation of a new company (with net assets of around €370 million) to which Rti will contribute 100% of Medusa Film and Valsecchi and Nesbitt 100% of Taodue.
The shareholders of the production company will receive in exchange a 25% stake in the new company (the remaining 75% of which will be controlled by Rti), as well as around €107 million.
The governance of the new company will be guaranteed by a board of directors comprising members nominated in proportion to the shareholders' interest.

The value of the operation for Mediaset

The creation of this new joint-venture completes the company's development project in the content area, begun by Mediaset when it joined the consortium that bought Endemol and the subsequent acquisition of the Medusa Group.
Rti's traditional leadership in TV entertainment production (broadcast on Mediaset channels and also distributed on the new platforms) was consequently reinforced, firstly by an international opening thanks to Endemol (in May 2007) and then, in July, with Medusa's strong position in film rights which are an indispensable resource for all media that distribute video content on whatever platform.
Today, thanks to the inclusion of TaoDue, the Mediaset Group also becomes leader in the area of high-quality TV drama, which in continuous expansion, at both national and international level.

Today's definition of the agreement:

- represents an important base from which to pursue the development and integration of film and TV drama production activities in Italy and around the world;
- enriches the library with products with which it is possible to manage the entire rights cycle, also by identifying new opportunities and spaces for their exploitation;
- confirms the company's intention to open up to the market and to develop also in the new media area;
- and finally, and not least important, it guarantees a direct involvement and growing commitment to the production of films and TV drama with new investments that will valorise the talents of Italian professionals and will

translate into development for the entire sector and support for the cultural value of national products.

Above all, the operation creates new value, producing the necessary critical mass in quality content which forms the basis for the launch of a new major focused on the expansion and development of Italian products, also in foreign markets.

Milan, 29 November 2007

Medusa Film

Medusa Film is the leading company of the Medusa Group. Its core business is film production (with investments in Italian cinema which amount to an average of €65 million) and the distribution of films and rights for theatrical, free-to-air, subscription-based and pay-per-view television. In the distribution sector in 2006, Medusa was in overall second place in the market and first among Italian companies, with a market share of 13.0%. In the current season, which began on 1/12/2006, Medusa is the overall leading distributor, with a market share of around 18%.

Taodue Film

Taodue, which was founded in 1991 by Pietro Valsecchi and Camilla Nesbitt, is a leading player in the television market. Since the end of the 90s it has produced quality TV drama and has made a distinctive impression on many of the seasons on Canale 5, with successes such as "La Uno Bianca", "Ultimo", "Distretto di Polizia", "Ris", "Borsellino", "Karol", "Nassirya", "Maria Montessori", *and the latest hit* "Capo dei capi". *Taodue produces films with a very strong link to real-life events: from news stories and historical events on which drama projects are developed which have allowed the company to distinguish itself in the Italian television market.*

Dept. of Corporate Communication & Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET
MEDIASET

PRESS RELEASE

ADREANI: PUBLITALIA EXPECTS TO END 2007 WITH REVENUES UP BY +1%

Giuliano Adreani, Chief Executive of Mediaset, in an interview with the daily newspaper "Il Sole 24 Ore", announced that the advertising company Publitalia expects to close 2007 with estimated growth in gross advertising revenues of 1% compared with 2006.

Cologno Monzese, 13 December 2007

Department of Corporate Communications & Image
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it

CALENDAR OF MEETINGS IN 2008

11 March, 3 pm 12 March	Board of Directors meeting to approve the draft 2007 financial statements ***** Presentation to analysts
15 April, 10 am (I) **16 April, 10 am (II)**	General Shareholders' Meeting to approve the 2007 financial statements
13 May, 3 pm 13 May	Board of Directors meeting to approve the interim report as of 31 March 2008 ***** Presentation to analysts
31 July, 3 pm 31 July	Board of Directors meeting to approve the half-year financial report as of 30 June 2008 ***** Presentation to analysts
11 November, 3 pm 11 November	Board of Directors meeting to approve the interim management report as of 30 September 2008 ***** Presentation to analysts

Notice is given pursuant to the law that the financial statements as of 31 December 2007 will be published no later than 120 days from the close of the financial year. The half-year financial report will be published no later than 60 days from the close of the first half of the financial year.

The interim management reports as of 31 March 2008 and 30 September 2008 will be published no later than 45 days from the close of the first and third quarters of the financial year.

Prompt notice will be given of any changes to the aforementioned information.


MEDIASET

MEDIASET

Report on Operations as at 30th September 2007

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet Site: www.mediaset.it

CONTENTS

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Carlo Secchi Attilio Ventura
Executive Committee		Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Control Committee		Luigi Fausti (*Chairman*) Alfredo Messina Carlo Secchi
Remuneration Committee		Bruno Ermolli (*Chairman*) Paolo Andrea Colombo Attilio Ventura
Governance Committee		Attilio Ventura (*Chairman*) Paolo Andrea Colombo Luigi Fausti
Board of Statutory Auditors	**Chairman**	Francesco Antonio Giampaolo
	Acting Auditors	Riccardo Perotta Francesco Vittadini
	Substitute Auditors	Giancarlo Povoleri
Independent Auditors		Deloitte & Touche S.p.A.

Main Income Statement Data

2006 full year			9 months 2007 (*)		9 months 2006	
mio €	%		mio €	%	mio €	%
3,747.6	100%	Total net Revenues	2,816.1	100%	2,671.5	100%
2,751.5	73.4%	Italy	2,045.9	72.7%	1,972.4	73.8%
997.6	26.6%	Spain	771.0	27.4%	700.9	26.2%
1,035.3	100%	Operating Profit	787.8	100%	739.0	100%
595.7	57.5%	Italy	426.3	54.1%	421.9	57.1%
439.6	42.5%	Spain	361.5	45.9%	317.3	42.9%
1,036.6	27.7%	Group Operating Profit (EBIT)	787.8	28.0%	740.2	27.7%
1,019.6	27.2%	Profit before Tax and Minority Interest	756.5	26.9%	727.1	27.2%
505.5	13.5%	Group Net Profit	372.3	13.2%	369.1	13.8%

Main Balance Sheet and Financial data

31st December 2006		30/09/2007 (*)	30/09/2006
mio €		mio €	mio €
3,501.7	Net Invested Capital	3,867.1	3,329.7
2,933.3	Total Net Shareholders' Equity	2,700.0	2,751.1
2,634.1	Net Group Shareholders' Equity	2,443.6	2,494.4
299.2	Minorities Shareholders' Equity	256.4	256.7
(568.3)	Net Financial Position	(1,167.1)	(578.6)
1,588.4	Operating Cash Flow	1,211.6	1,156.3
1,466.5	Investments	633.5	1,290.3
489.3	Dividens paid by the Parent Company	488.8	489.3
144.1	Dividends paid by Subsidiares	155.9	144.1

Personnel

2006 full year			30/09/2007 (*)		30/09/2006	
	%			%		%
5,839	100.0%	Mediaset Group Personnel (headcount)	6,235	100.0%	5,876	100.0%
4,660	79.8%	Italy	5,033	80.7%	4,671	79.5%
1,179	20.2%	Spain	1,202	19.3%	1,205	20.5%
5,849	100.0%	Mediaset Group Personnel (averaged)	5,909	100.0%	5,845	100.0%
4,665	79.8%	Italy	4,714	79.8%	4,669	79.9%
1,184	20.2%	Spain	1,195	20.2%	1,176	20.1%

Main Indicators

2006 full year		9 months 2007 (*)	9 months 2006
27.6%	Operating Profit/Net Revenues	28.0%	27.7%
21.7%	Italy	20.8%	21.4%
44.1%	Spain	46.9%	45.3%
27.7%	EBIT/ Net Revenues	28.0%	27.7%
27.2%	Pre-Tax and Minority Interest/Net Revenues	26.9%	27.2%
13.5%	Net Profit/Net Revenues	13.2%	13.8%
0.44	EPS (euro per share)	0.33	0.32
0.43	Diluted EPS (euro per share)	0.33	0.32

(*) Figures include, since the third quarter of 2007, the impact of the consolidation of the Medusa Group
(**) Figures referring to interim results as well as financial and balance sheet aggregates for which drafting criteria have been supplied in the Report on Operations, compliant to CONSOB Communication no. 6064293 of 28 July 2006 and CESR Recommendation of 3 November 2005 in terms of alternative performance indicators (non *GAAP measures*)

REPORT ON OPERATIONS AS AT 30TH SEPTEMBER 2007

Summary of the Group's results

Here follows a summary of the main results achieved by the Mediaset Group as at 30 September 2007 compared to the figures in the same period of 2006:

- ***Consolidated net revenues*** amounted to **EUR *2,816.1 million***, with a ***5.4%*** increase;
- ***EBIT*** amounted to **EUR *787.8 million*** and recorded an increase of EUR 47.6 million compared to the same period of the previous year. This change, as already said in the Half Year Report, was impacted by non recurring income of EUR 23.0 million, which derived from the recalculation of the post employment benefit plans as at 31 December 2006, according to the international accounting standards after the regulatory modifications applied by the Institute responsible for Post employment benefit plans matters in Italy starting from 2007. ***Operating profitability*** amounted to ***28.0%*** compared to 27.7% recorded in the same period of 2006; excluding the contribution of non recurring income in both periods, operating profitability at 30 September 2007 reached 27.2%;
- ***Earnings before tax and minority interests*** amounted to **EUR *756.5 million***, compared to EUR 727.1 million in the third quarter of 2006;
- The ***net profit pertaining to Group operations*** amounted to **EUR *372.3 million*** compared to EUR 369.1 million at 30 September 2006; the impact on net profit deriving from the recalculation of the post employment benefit plans at 31 December 2006 amounted, net of deferred taxes , to EUR 15.4 million.

  It should be noted that, from the third quarter of 2007, as a consequence of the acquisitions in the period, the companies of the Medusa Group were consolidated line-by-line whereas a 33.3% stake held by Mediacinco in Edam Acquisition I Coöperatief B.V., which hold the control stake of the Endemol Group, was consolidated according to the equity method.

  The impact on the consolidated results of the period deriving from these acquisitions was extremely limited. It meant increased consolidated net revenues of EUR 27.8 million, increased EBIT totalling EUR 5.5 million, whereas the assessment of the Edam stake with the equity method contributed to the net profit pertaining to the Group for EUR 0.5 million.

- ***Consolidated net financial position*** went from - EUR 568.3 million at 31 December 2006 to – ***EUR 1,167.1 million*** at 30 September 2007. The increase in the consolidated net financial debt was impacted not only by the dividend payout by the parent company and the subsidiary Telecinco totalling EUR 644.7 million, but also by outflows totalling EUR 598 million incurred in the third quarter for the acquisition of the Medusa Group and the capitalisation of Edam Acquisition as part of the acquisition operation of Endemol. In the period ***free cash flow***, gross of dividends received and paid, investments and divestments of equity and treasury shares, amounted to EUR ***681.3 million***, compared to EUR 356.4 million in the first nine months of 2006. In this period outflows had occurred for a total of about EUR 290 million, as a consequence of the purchase and development of the broadcasting network for the implementation of the multiplex platform for the new *mobile television* based on *DVB-H* technology and as a result of the purchase of option agreements

on encrypted rights for the 2009/2010 season of some important "Serie A" premier league Italian football clubs.

Analysis of results by geographical segments: Italy

- In the first nine months of 2007 ***consolidated net revenues*** from Group's operations in Italy reached **EUR *2,045.9 million*** with a ***3.7%*** increase over the same period of the previous year. Net of the already mentioned consolidation effect of the Medusa Group starting from the third quarter, the increase amounted to 2.3% and was mainly due to increased revenues from the *pay-per-view* activities by Mediaset Premium, activities as network operator and content providing multi-platform.
- **EBIT** in Italy amounted to **EUR *426.3 million,*** with a EUR 423.3 million increase compared to 30 September 2006. This result was impacted by the already mentioned revenues of EUR 23 million booked as a result of the regulatory modifications introduced starting from 2007 for the destination of the post employment benefit plans; ***operating profitability,*** excluding non recurring components in both periods, amounted to ***20.8%*** compared to 21.4% recorded in the same period of 2006.
- ***Gross advertising sales on Mediaset networks,*** while showing a *3.4%* decrease at 30 June 2007 compared to the same period of 2006, reached EUR ***2,002.5 million*** at the end of the third quarter, amounting to a *3.1%* decrease compared to the same period of 2006. Though advertising sales in the third quarter were still globally lower than in 2006, this result confirmed the progressive improvement in such sales that had already begun to appear starting from the second quarter. At the end of October, at the same time as the brilliant launch of the new television season on Mediaset networks, gross advertising sales in the first ten months of 2007 recorded a less than 1% decrease compared to the same period of 2006.
- ***Total television costs*** confirmed the same trend in the third quarter as recorded in the first half of the year, showing a significant decrease (*-1.1%*) in the nine months compared to the same period of 2006, in line with the objective of substantially maintaining on an annual basis the same television costs as in 2006.
- ***"Mediaset Premium"*** *pay-per-view* operations recorded a significant increase in revenues from the sale of prepaid and scratch cards, thus further strengthening the growth of EBITDA. Starting from the third quarter, as a result of the effectiveness of the agreements on the 2007-2009 football season, which rise up the costs relating to tv rights, the EBIT in this segment was negative, though improved compared to the same period of 2006.

In the first nine months of 2007 ***total audience share*** in the 24 hours in Italy recorded around 8 million 700 thousand TV viewers, with a 3.6% decrease in figures compared to the same period of 2006. This decrease was due to a simultaneous drop in coverage and permanence. It concerned all time brackets.

In Day Time a decrease was recorded in the number of contacts (-1.7% corresponding to about 670 thousand fewer TV viewers), due to a decreased interest in television consumption (4 minutes less viewed).

In Prime Time and late at night, conversely, only the number of contacts decreased (900 thousand less than in 2006) whereas the time spent before television was unchanged.

The drop in total audience share, from a social and demographic point of view, mainly refers to children (-7.2%) and young TV viewers from 15 to 34 years of age (-10%), in Central and Southern Italy (-3.3% and –3.6%). A decrease was also recorded in the commercial target aged 15-64 (-5.4%).

Mediaset networks closed at 30 September 2007 with a full day share of 40.6%, a Day Time share of 40.5% and a Prime Time share of 40.6%, thus recording a slight increase (+0.1 percentage points) compared to the same period of 2006 in the three time brackets considered.

Here follow the results reached by single networks during the period in question:

(Source: Auditel)

Audience Share (Individuals) 9 months 2007	24 hours	Prime Time	Day Time 7:00-2:00
	20.6%	21.2%	20.4%
	11.4%	11.1%	11.5%
	8.6%	8.3%	8.6%
MEDIASET	**40.6%**	**40.6%**	**40.5%**

As far as the commercial target group aged 15-64 is concerned – a group which accounts for 70% of the Italian population and on which 80% of advertising investments are concentrated - Mediaset confirmed its leading position in the Full Day, in Day Time and Prime Time.

(Source: Auditel)


9 MONTHS 2007
% SHARE COMMERCIAL TARGET 15-64 years
43.1
37.3
43.0
36.6
42.8
40.9
24 hours
Day Time
Prime Time
Mediaset
Rai

More specifically, in the initial period of the *Autumn 2007* television period (from 9 September to 1 December), Mediaset networks recorded a 24 hours audience share of 40.3%, a Day Time share of 40.3% and a Prime Time share of 39.9%. In the same period, as shown in the graph below, Mediaset maintained its strong position in the *target group aged 15-64*, thus confirming its lead in all time brackets over other networks. These results show that, despite an increased number of competitors and the introduction of multi-platforms, Mediaset programmes and publications are commercially winning, modern and well-balanced.

(Source: Auditel)


GUARANTEE PERIOD - AUTUMN 2007
42.7
37.6
42.8
37.1
42.2
40.9
24 hours
Day Time
Prime Time
Mediaset
Rai

In the period, ***Canale 5*** gave up its position as absolute leader in all time brackets in favour of Raiuno, as far as the total number of TV viewers is concerned, but it soundly maintained its leadership in the commercial target group aged 15-64 in all time brackets. Among the programmes that contributed to the season's primacy of Canale 5 in terms of audience share in this commercial target group, it is worth mentioning in Prime Time: the drama in two parts *Il Generale Dalla Chiesa* (29.8%), and the seventh series of *Distretto di Polizia* (24.6% was the average audience share in September); in the entertainment area, excellent debut for *Zelig* (25.9% audience share since the beginning), and *C'è posta per te* (26.5% after the first three Saturdays on air). In access Prime Time, since 24 September *Striscia la notizia* has confirmed to be one of the most viewed programmes (34% recorded at its debut and 30.1% the average in the first week); on Sunday evenings a good start for *Paperissima Sprint* too (26.7% the average of 9/16/23 September). In Day Time the new season of *Uomini* e *Donne* (22.8%) and *Chi vuol essere milionario* (23.3%) were particularly appreciated. Also notable, in summertime, were *Trofeo Moretti* and *Trofeo Tim* (30.7% and 29.6% respectively), two football events taking place before the beginning of the Italian Football Championship watched by many TV viewers. Furthermore, 60% of the September programmes most appreciated by people from 15 to 64 years of age were broadcast by Canale 5. ***Italia 1*** held third position outright, recording an increase of 0.2 percentage points in Day Time and 0.5 percentage points in Prime Time, thus in excess of 11% audience share in all time brackets. Its leading position was confirmed also for children aged 4-14, with a 25% audience share in the 24 hours. In Day Time with 11.8% it outperformed once again Rai 2 (10.9%). Among the great number of in-house productions proposed by Italia 1, there is the new programme *Mai dire Canaid* (11.3%), the 11th season of *Le Iene* (20.2%). As far as television series are concerned, on Wednesdays the new episodes of *Dr. House* (15.4%) and *Grey's Anatomy* (14.2%) are very successful; good results also for the *CSI: Miami-CSI N.Y.* association (12.7% and 13.2% respectively). A positive impact from broadcasting schedules for children in the afternoon (from Monday to Friday): in the time bracket from 1.40 to 6.25 p.m., this network recorded a 40.1% average share on TV viewers aged 4-19. Among the great number of programmes: *Naruto* (42.8%), *Dragon Ball* (50.5%), *Heidi* (47.1%) *Spongebob* (41.8%), *I Simpson* (48.6%), *Hanna Montana* (41.3%). Finally, the World Motorbike Championship recorded 14.1% in 2007 125cc motorbike competitions, 17.8% in 250cc motorbike competitions and 36.1% in Motorbike GP. ***Retequattro***, still growing compared to the same period of the previous year (0.4 percentage points more in Day Time and in the 24 hours and 0.3 percentage points more in Prime Time). Great success for *Tempesta d'amore* that recorded a 9.8% audience share and was transferred from 2 July to 22 September to access Prime Time with a growth of almost three percentage

points in audience share between the first and the last broadcasting week (8.0% and 10.8% respectively). Among in-house productions, *Forum* – on air since 27 August both late in the morning as usual (15.1%) and for the first time also in the afternoon (9.1%) – still provided a valuable contribution; at weekends *Pianeta Mare* and *Melaverde* totalled 9% and 11.5% respectively in September. Finally, among the great number of series proposed by this television network, *Walzer Texas Ranger* (8.0% at 24 September in access Prime Time) and *Wolff un poliziotto a Berlino* (8.2% on average for the new episodes on air starting from 30 August in Day Time) should be highlighted.

In the tables below you will find the broadcasting schedules of the three Mediaset networks in the first half of 2007 and the hours produced in the same period.

Mediaset Networks - Broadcasted programmes - 9 months 2007

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	333	7.7%	565	13.0%	1,110	25.6%	2,008	15.8%
Tv Movies	207	4.8%	164	3.8%	89	2.0%	460	3.6%
Mini-series	91	2.1%	12	0.3%	42	1.0%	145	1.1%
Telefilm	399	9.2%	1,024	23.6%	822	18.9%	2,245	17.6%
Tv Romance	-	0.0%	-	0.0%	4	0.1%	4	0.0%
Sit-com	55	1.3%	388	8.9%	59	1.4%	502	3.9%
Soap	313	7.2%	-	0.0%	246	5.7%	559	4.4%
Telenovelas	35	0.8%	-	0.0%	128	2.9%	163	1.3%
Cartoons	-	0.0%	712	16.4%	-	0.0%	712	5.6%
Total TV Rights	**1,433**	**33.0%**	**2,865**	**66.0%**	**2,500**	**57.6%**	**6,798**	**53.4%**
News	760	17.5%	477	11.0%	444	10.2%	1,681	13.2%
Info	622	14.3%	122	2.8%	246	5.7%	990	7.8%
Sport		0.0%	199	4.6%	-	0.0%	199	1.6%
Events		0.0%	94	2.2%	6	0.1%	100	0.8%
Entertainment:	1,303	30.0%	397	9.1%	658	15.1%	2,358	18.5%
soft entertainment	*583*	*13.4%*	*243*	*5.6%*	*111*	*2.6%*	*937*	*7.4%*
talk show	*174*	*4.0%*	-	*0.0%*	-	*0.0%*	*174*	*1.4%*
music	*15*	*0.3%*	*70*	*1.6%*	*37*	*0.9%*	*122*	*1.0%*
quiz-game-show	*242*	*5.6%*	*64*	*1.5%*	*20*	*0.5%*	*326*	*2.6%*
reality	*262*	*6.0%*	*1*	*0.0%*	-	*0.0%*	*263*	*2.1%*
soft news	*27*	*0.6%*	*19*	*0.4%*	*490*	*11.3%*	*536*	*4.2%*
Culture	23	0.5%	2	0.0%	187	4.3%	212	1.7%
Teleshopping	203	4.7%	188	4.3%	303	7.0%	694	5.5%
Total in-house productions	**2,911**	**67.0%**	**1,479**	**34.0%**	**1,844**	**42.4%**	**5,935**	**46.6%**
Total	**4,344**	**100.0%**	**4,344**	**100.0%**	**4,344**	**100.0%**	**12,733**	**100.0%**

Type	Hours of in-house productions				
	9 months 2007	% on the whole	9 months 2006	% on the whole	% changes
Entertainment and talk show	913	18.9%	1,117	20.8%	-18.3%
Documentaries	-	0.0%	1	0.0%	-100.0%
Events	6	0.1%	9	0.2%	-33.3%
Cultural and Informative Programmes	567	11.7%	731	13.6%	-22.4%
Soft news	447	9.2%	385	7.2%	16.1%
News	1,369	28.3%	1,413	26.4%	-3.1%
Reality	112	2.3%	297	5.5%	-62.3%
Promo and Ads	38	0.8%	39	0.7%	-2.6%
Sport	529	10.9%	559	10.4%	-5.4%
Game and Quiz show	324	6.7%	335	6.3%	-3.3%
Music	155	3.2%	66	1.2%	134.8%
Soap	121	2.5%	138	2.6%	-12.3%
Serial Drama	40	0.8%	63	1.2%	-36.5%
Teleshopping	218	4.5%	206	3.8%	5.8%
Total	**4,840**	**100.0%**	**5,359**	**100.0%**	**-9.7%**

Analysis of results by geographical segments: Spain

- In the first nine months of 2007 ***consolidated net revenues of the Telecinco Group*** reached EUR ***771.0 million,*** showing a ***10.0%*** increase over the same period of the previous year.
- The revenue increase, combined with a limited growth of costs, enabled the Telecinco Group to record an **EBIT** of **EUR *361.5 million***, with a ***13.9%*** growth over the same period of 2006 and an increase in **operating profitability** that went from *45.3%* in the first nine months of 2006 up to ***46.9%*** in the first nine months of 2007.
- **Net profit** amounted to **EUR *262.8 million*** with a **14.6%** increase over September 2006.

Therefore Telecinco succeeded in maintaining its excellent profitability also in a more competitive environment, thus confirming the effectiveness of its business model based on an innovative commercial policy associated with solid and consistent broadcasting schedules and a rigorous control policy over costs.

Gross television advertising sales established a new record in the first nine months of 2007 totalling **EUR *750.5 million,*** with a **9.6%** growth over the same period of the previous year.

Telecinco confirmed its leadership in terms of audience share. This is the only television network which, in the period, was able to record an average **share** higher than ***20%*** (20.3%) in all time brackets, leaving Antena 3 2.6 percentage points behind (17.7%) and TVE 1 3.1 percentage points behind (17.2%). Telecinco, in a competitive context submitted to a higher fragmentation of audience share caused by the venue of two new operator, achieved a bit lower audience share (in terms of 1 point), despite its main competitors, particulary Antenna 3 which lower its audience share by 2,1 points. Telecinco also progressively increased its share during the year, reaching 21.1% in September.

(Source: Sofres)

TELECINCO Audience Share 9 months 2007	Individuals	Commercial Target
24 hours	20.3%	22.6%
Prime Time (20:30-24:00)	20.5%	23.1%
Day Time	20.3%	22.3%

In ***Prime Time***, Telecinco recorded a 20.5% average audience share outperforming Antena 3 by 3.3 percentage points (17.2%) and TVE 1 by 3.8 percentage points (16.7%). In the same time bracket, Telecinco did not suffer at all from the arrival of new competitors, since it lost only 1.0 percentage points compared to the same period of 2006. In the same period, TVE 1 lost 1.4 points and Antena 3 2.4 points.

As far as the ***commercial target*** is concerned, Telecinco strengthened its historic leadership both in the Full Day with 22.6% - recording 4.9 percentage points more than Antena 3 (17.7%) and 9.2 percentage points more than TVE 1 (13.4%) – and in Prime Time with a 23.1%, share, thus outdistancing Antena 3 (16.9%) by 6.2 percentage points and TVE 1 (13.4%) by almost 10 percentage points.

Among the programmes which have most contributed to these results in terms of audience share, there are *Yo Soy Bea* (35.2%), *Los Serrano* (23.8%), *Aida* (27.9%), *La Que se Avicina* (21.5%), *CSI Las Vegas* (28.8%), *Gran Hermano 9* (31.4%), *Camera Café* (22.8%), *Escenas de Matrimonio* (24.9%), *La Noria* (21.3%), *Aqui Hay Tomate* (24.9%) and the Grand Prix races of the Formula I Championship that on average recorded a 47% share.

The table below shows the broadcasting programmes of the network in the first nine months of 2007 and 2006. More specifically, it should be noted that the number of programme hours produced in-house increased compared to external productions / purchased rights.

Telecinco Broadcasted contents (hours)	**9 months 2007**		**9 months 2006**		**Changes**	
Film	383	5.8%	526	8.0%	(144)	-27.3%
TV Movies, Mini-series and Telefilm	513	7.8%	609	9.3%	(96)	-15.8%
Cartoons	201	3.1%	199	3.0%	3	1.3%
Total TV Rights	**1,097**	**16.7%**	**1,334**	**20.4%**	**(237)**	**-17.8%**
Quiz-game-show	631	9.6%	518	7.9%	113	21.7%
Sport	165	2.5%	151	2.3%	14	9.4%
Documentaries and others	2,603	39.7%	2,623	40.0%	(19)	-0.7%
News	1,335	20.4%	1,322	20.2%	12	0.9%
Fiction	659	10.1%	551	8.4%	108	19.5%
Others	62	0.9%	53	0.8%	9	18.0%
Total in-house productions	**5,455**	**83.3%**	**5,218**	**79.6%**	**237**	**4.5%**
Total	**6,552**	**100.0%**	**6,552**	**100.0%**	**-**	**0.0%**

Significant operations in the third quarter

- **Equity investment in Endemol**

On 3 July, after obtaining the necessary authorisation from the relevant Authorities, an agreement was finalised, initially signed on 14 May, to enable Edam Acquisition B.V. to purchase a 99.7% stake held by Telefonica in ***Endemol** Investment Holding BV* (a holding company that included 75% of the listed company Endemol NV), for a total amount of EUR 2,629.6 million, corresponding to the value of assets and liabilities in the consolidation area of the transaction and an implicit valuation of the stocks held by the listed company Endemol N.V. at EUR 25 per share (including dividend payout totalling EUR 0.45 per share)

Edam Acquisition B.V. is indirectly 100% owned by the consortium Edam Acquisition Holding I Coöperatief U.A., which is held by Mediacinco Cartera (25% Mediaset, 75% Telecinco), Cyrte Fund (the private equity fund associated with John de Mol, founder of Endemol) and GS Capital Partners VI (Goldman Sachs Inc. Group).

Edam Acquisition B.V. also acquired a stake directly held by Cyrte Fund II in Endemol N.V., totalling 5.9% of the share capital for a global amount of EUR 184.3 million (corresponding to the same price paid to Telefonica, i.e. EUR 25 per share) and on 4 July it launched a pubblic offer bid on the residual portion (19%) of the share capital of Endemol N.V. at EUR 24.55 per share (corresponding to the price of EUR 25 paid to Telefonica, net of dividends totalling EUR 0.45 per share paid out on 31 May 2007).

After the transactions related to the pubblic offer bid that concluded on 3 August, Edam Acquisition B.V. held a 99.73% stake in Endemol N.V. The company withdrew from NYSE Euronext Stock-Exchange in Amsterdam on 12 September 2007.

The Consortium financed this operation, which recorded outflows totalling EUR 3,418.3 million, using shareholders' equity for EUR 1,398 million (of which 33%, amounting to EUR 466 million, contributed by Mediacinco Cartera) and the remaining portion of EUR 2,020 million through bank debts.

Buyers were supported in this operation by Mediobanca and Goldman Sachs International.

Endemol is a leading multinational group working worldwide in 25 countries, specialised in creating, developing and marketing television formats and in producing television programmes, drama and soap operas which are very successful internationally, including *Grande Fratello, Chi vuol essere Milionario, Affari Tuoi, Operazione Trionfo, La Fattoria.*

This operation is very significant for the Mediaset Group from an industrial point of view, in line with the main directions of strategic development in terms of geographical diversification, vertical integration and supply of multi-platform contents in a competitive environment where contents play an increasingly central role both in general television and in interactive digital television platforms, both free of charge or paying.

At 31 December 2006, the Endemol Group recorded consolidated net sales amounting to EUR 1,117.4 million (+ 24.1% over 2005), an EBITDA of EUR 177.1 million (+ 15.9% over 2005) and net profit of EUR 96.8 million (+17.2% over the previous year).

At the end of the first nine months of 2007, the Endemol Group recorded consolidated net revenues totalling EUR 915.9 million (+4.4% over 2006), EBITDA of EUR 142.0 million (EUR 149 million in the first nine months of 2006), EBIT of EUR 116.4 million (EUR 137.5 in the first

nine months of 2006). On a like-for-like basis, thus excluding the non recurring costs in both periods, EBIDTA reached EUR 168.8 against EUR 157.3 million in the first nine months of 2006.

At a consolidated level, the Edam Group recorded positive results in the period from 1 July to 30 September amounting to EUR 19.2, considering Endemol's consolidated net profit totalling EUR 35.4 million, financial charges attributed to the company that performed the acquisition and income from exchange rate difference valuation. The valuation based on the equity method of the stake held in Edam generated income of EUR 0.8 million in the third quarter for the Mediaset Group, which included a preliminary estimate of the amortisation that will be booked when the price paid by Edam for the acquisition of Endemol, for the portion attributed to specific assets, will be definitively allocated.

- **Acquisition of the Medusa Group**

On 10 July an agreement, already announced on 3 July, was executed between Mediaset S.p.A. and Fininvest S.p.A. to enable the latter to purchase 100% of the share capital of ***Medusa Film S.p.A.*** through R.T.I. S.p.A.

The amount of EUR 151.8 million was calculated based on the consolidated shareholders' equity of the Medusa Group at 31 December 2006. At the same time the agreements have become effective, the first portion of the price was paid totalling EUR 121.4 million, while the remaining part has been paid in October. In order to pay the full amount of the operation, Mediaset S.p.A. committed to pay Fininvest S.p.A. an amount, up to a maximum of EUR 18 million, which depends on the box office results achieved by the movies distributed in the 2007-2008 period. Lehman Brothers International is the investment bank that assessed whether the price established was in line with market values.

The Medusa Group is specialised in producing and distributing Italian and international movies, with an average annual investment in the Italian film industry of about EUR 65 million, as well as in the management of movie theatres, the creation of multiple movie theatres and home entertainment products.

In 2006 the Medusa Group recorded consolidated net revenues totalling EUR 195.5 million (+18.3% over 2005), an EBITDA of EUR16.8 million (- EUR 3 million in 2005), and net profit amounting to EUR 6.7 million (- EUR 4.6 million the previous year). In the Italian movie distribution industry, in 2006, Medusa reached a 13% market share (ranking second in absolute terms and first among Italian movie distributors).

In the first nine months of 2007 the Group recorded net revenues totalling EUR 143.8 million (+12% over 2006) and EBITDA of EUR 14.6 million, showing remarkable growth compared to EUR 8.7 million in the same period of the previous year. In this period, in the framework of a movie industry that, according to Cintetel figures, recorded a 10.7% growth in takings, Medusa confirmed its second position in absolute terms among movie distributors with a 13.9% market share (against 8.2% in the same period of 2006). This result was partly due to the presence of three blockbusters *"The Pursuit of Happiness"*, *"Il 7 e l'8"*, *"Saturno contro"*. The Medusa Cinema circuit, which includes 10 multiple movie theatres and one single-screen movie theatre for a total of 101 screens is the third Italian circuit in the period, with a 7.5% share.

The acquisition of Medusa is an operation with a significant strategic value for Mediaset S.p.A., in order to:

- strengthen the presence of the Group – together with the equity investment in Endemol - in the contents sector, focused on in-house production and the purchase of movie rights which are a central and fundamental part of the offer for any platform;
- have a direct and growing commitment in the production operations of the Italian film industry, which is a fundamental part to satisfy the Group's broadcasting needs. Thanks to these new investments, this commitment will bring development and provide support to the film industry as a whole;
- generate further diversification in areas around the "core business" (movie theatres, home video).

As a result of the 100% acquisition of Medusa Film S.p.A. (a company specialised in movie production and rights distribution), the stakes 100% held by this company in Medusa Video S.p.A. (home entertainment), Medusa Cinema S.p.A. and Medusa Multicinema S.p.A. (management of the movie theatres circuit) were consolidated line-by-line as of the acquisition date.

Consolidated financial statements include the effects deriving from the consolidation of the Medusa Group from the date of acquisition, as detailed in the table below:

(amounts in EUR millions)

Goodwill/Differences arising from consolidation	24.9
Other tangible and intangible non current assets	95.0
Trade receivables	82.9
Trade payables	(148.7)
Post-employment benefit plans	(2.0)
Other assets/(liabilities)	59.6
Net Invested Capital	**111.7**
Share capital and reserves	**101.5**
(Financial debt)/Net liquid funds	**(10.3)**

This operation can be considered as a purchase made by the common holding company (*"business combination under common control"*) and is therefore not obligatorily submitted to IFRS 3 (*Business combination*).

Since there are no specific IAS/IFRS standards or interpretations for these types of operations, complying to the provisions of IAS 8, the criterion of *continuity of values* has been applied, according to which the assets and liabilities should be transferred to the buyer's consolidated financial statements at the values resulting from the consolidated financial statements at the transfer date of the common unit controlling the parties performing the aggregation.

According to this criterion, a negative reserve of EUR 50.3 million was booked in the Group's shareholders' equity, corresponding to the difference between the amount to be paid for the stake in Medusa Film totalling EUR 151.8 million and the value of net assets as booked in the consolidated financial statements of Fininvest S.p.A. at 30 June 2007. The amount of this reserve should undergo subsequent adjustments in order to establish the best estimate of the likely amount of price difference to be paid based on contractual agreements and according to the information available.

In the period between the date of the acquisition and 30 September 2007, the companies of the Medusa Group contributed to consolidated net revenues for EUR 27.8 million and to pre-tax result for EUR 5.3 million.

If the acquisition had been signed at the beginning of this year, consolidated net revenues and pre-tax result of the Mediaset Group would have been EUR 2,772.5 and EUR 769.3 million respectively.

Analysis of results by segments

The analysis of the income statement and of the consolidated financial and balance sheet situation was performed – in accordance with that established by IAS 14 on segment reporting – by separately highlighting the contribution to the financial and economic results of the two geographical areas where the Mediaset Group operates, Italy and Spain, considered as "primary segments" and by supplying the most important figures required by areas of operation, identified as "secondary segments".

The income statement, the balance sheet and the cash flow statement detailed here below correspond in their form and contents to those which were presented in the Report on Operations of the consolidated Annual Report and are therefore reclassified compared to those adopted for the subsequent financial statement tables in order to show "interim financial reporting" and aggregates of the most significant economic and financial figures needed to understand the operational performance of the Group and of the single areas of operation. For these figures, which are not included yet in EU Gaap and that were drafted in compliance with that established in CONSOB communication no. 6064293 dated 28 July 2006 and in the CESR Recommendation dated 3 November 2005 (CESR/o5-178b) regulating alternative performance indicators ("Non Gaap Measures"), we provided a description of the criteria adopted to prepare them and the notes referring to the items in the mandatory tables.

The figures of the income statement and the cash flow statement supplied refer to the nine months and the second quarter of 2007 and of 2006; the figures of the balance sheet supplied refer to 30 September 2007 and 31 December 2006.

Economic results

The consolidated income statement tables below specify the interim results achieved in terms of *EBITDA, EBIT from ordinary operations* and *EBIT*.

EBITDA is the difference between *Consolidated net revenues* and *operating costs* gross of non-monetary costs relating to amortisation, depreciation and write-downs (net of possible value recovery) of current and non-current assets.

The *EBIT from ordinary operations* is obtained by removing non-monetary costs related to amortisation, depreciation and write-downs (net of possible value recovery) of current and non-current assets from EBITDA.

EBIT is obtained by considering not only the *EBIT from ordinary operations*, but also revenues and costs generated from the disposal of consolidated equity investments which should be considered as non recurring due to the nature of the transaction or the considerable amounts at stake. It should be noted, with reference to the periods being analysed, that the revenues specified refer to the capital gains achieved in the first quarter of 2006 after selling a 0.03% stake held in the listed subsidiary Gestevision Telecinco S.A.

As already pointed out in the half-year report, the revenues booked as a result of the recalculation of the post employment benefit plans at 31 December 2006 were used to reduce *Personnel Expenses* and their non-recurring nature was underlined.

It should be noted that some types of costs, which can be defined as short-term employee benefits under IAS 19, and that were previously included in Services, were reclassified as

Personnel Expenses starting from the consolidated financial statements at 31 December 2006. For comparative purposes it was therefore necessary to reclassify the income statement tables of the first nine months of 2006.

Lastly it is noted that the evaluation by the net equity method of the investment in Edam has been included for the purposes of geographical sector information in the Income Statement for the Spanish Segment, since this investment is held by Mediacinco Cartera, a company fully consolidated by Gestevision Telecinco.

(amounts in EUR millions)

Mediaset Group: Income statement

	9 months		3rd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**2,816.1**	**2,671.5**	**739.1**	**677.5**
Personnel expenses	328.5	336.7	111.0	104.2
of which non recurring revenues	*(23.0)*			
Purchases, services, other costs	1,005.4	954.8	293.2	272.5
Operating costs	**1,333.9**	**1,291.5**	**404.1**	**376.7**
EBITDA	**1,482.2**	**1,380.1**	**334.9**	**300.8**
Amortisations, depreciation and write-downs	694.4	641.1	247.1	212.4
Operating profit	**787.8**	**739.0**	**87.9**	**88.5**
Gain/(Losses) from disposal of equity investments		1.3	-	-
EBIT	**787.8**	**740.2**	**87.9**	**88.5**
Financial income/(losses)	(34.4)	(13.5)	(14.9)	(8.1)
Income/(expenses) from equity investments	3.1	0.3	1.6	0.4
EBT	**756.5**	**727.1**	**74.6**	**80.8**
Income taxes	(254.2)	(243.7)	(18.5)	(23.0)
Net profit from continuing operations	**502.4**	**483.4**	**56.2**	**57.8**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(130.1)	(114.3)	(24.7)	(21.2)
Mediaset Group net profit	**372.3**	**369.1**	**31.5**	**36.6**

Here follows an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

	9 months		3rd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	47.4%	48.3%	54.7%	55.6%
EBITDA	52.6%	51.7%	45.3%	44.4%
Amortisation, depreciation and write-downs	24.7%	24.0%	33.4%	31.4%
Operating profit	**28.0%**	**27.7%**	**11.9%**	**13.1%**
EBIT	**28.0%**	**27.7%**	**11.9%**	**13.1%**
EBT	**26.9%**	**27.2%**	**10.1%**	**11.9%**
Mediaset Group net profit	**13.2%**	**13.8%**	**4.3%**	**5.4%**
Tax rate (EBT %)	33.6%	33.5%	24.8%	28.5%

Analysis of results by geographical segment: Italy

Here follows the summary of the Income Statement of the Mediaset Group, related to Italian operations:

(amounts in EUR millions)

Italy: Income statement	9 months		3rd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**2,045.9**	**1,972.4**	**540.1**	**500.2**
Personnel expenses	269.3	280.2	91.4	85.9
of which non recurring revenues	*23.0*	-		-
Purchases, services, other costs	776.3	745.0	220.8	204.4
Operating costs	**1,045.6**	**1,025.2**	**312.1**	**289.8**
EBITDA	**1,000.3**	**947.2**	**227.9**	**210.3**
Amortisations, depreciation and write-downs	573.9	525.3	208.6	174.9
Operating profit	**426.3**	**421.9**	**19.3**	**35.5**
Gain/(Losses) from disposal of equity investments		1.4	-	-
EBIT	**426.3**	**423.3**	**19.3**	**35.5**
Financial income/(losses)	(41.2)	(20.3)	(13.9)	(10.4)
Income/(expenses) from equity investments	0.5	(0.2)	0.2	0.1
EBT	**385.6**	**402.8**	**5.6**	**25.2**
Income taxes	(145.4)	(148.6)	(0.6)	(10.3)
Net profit from continuing operations	**240.1**	**254.2**	**5.1**	**14.8**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	(0.4)	(0.3)		0.1
Mediaset Group net profit	**239.7**	**253.9**	**5.0**	**14.9**

The table below shows the percentage on consolidated net revenues of some key Income Statement components.

	9 months		3rd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	51.1%	52.0%	57.8%	57.9%
EBITDA	48.9%	48.0%	42.2%	42.0%
Amortisation, depreciation and write-downs	28.1%	26.6%	38.6%	35.0%
Operating profit	**20.8%**	**21.4%**	**3.6%**	**7.1%**
EBIT	**20.8%**	**21.5%**	**3.6%**	**7.1%**
EBT	**18.8%**	**20.4%**	**1.0%**	**5.0%**
Mediaset Group net profit	**11.7%**	**12.9%**	**0.9%**	**3.0%**
Tax rate (EBT %)	37.7%	36.9%	10.7%	40.9%

Here follows a description, comparing the two periods, of the contribution to EBIT of Italian operations in the ***areas of operation*** that have been identified in accordance to IAS 14, considering their importance and the organisation and business structure of the Group:

(amounts in EUR millions)

9 months 2006

Revenues and operating profits Italy - business segments breakdown	Free-to-air tv	Network Operator	Pay per View	Other	Eliminations / Adjustments	ITALY
Revenues towards third parties	1,815.4	25.8	61.0	70.2		1,972.4
Total Revenues %	*92.0%*	*1.3%*	*3.1%*	*3.6%*		*100.0%*
Inter-segment revenues		86.0			(86.0)	-
Total Revenues	**1,815.4**	**111.8**	**61.0**	**70.2**	**(86.0)**	**1,972.4**
Operating costs towards third parties	820.3	91.0	39.6	74.3		1,025.2
Inter-segment costs	57.8		24.5	3.6	(86.0)	0.0
Total Operating Costs	**878.1**	**91.0**	**64.1**	**77.9**	**(86.0)**	**1,025.2**
EBITDA	**937.3**	**20.8**	**(3.1)**	**(7.7)**	-	**947.2**
Amortisation, depreciation and write-downs	471.9	31.6	15.8	6.0		525.3
Operating Profit	**465.4**	**(10.8)**	**(18.9)**	**(13.8)**		**421.9**
Revenues %	*25.6%*	*n.s.*	*n.s.*	*n.s.*		*21.4%*

9 months 2007

Revenues and operating profits Italy - business segments breakdown	Free-to-air tv	Network Operator	Pay per View	Other	Eliminations / Adjustments	ITALY
Revenues towards third parties	1,758.9	49.8	142.8	94.4		2,045.9
Total Revenues %	*86.0%*	*2.4%*	*7.0%*	*4.6%*		*100.0%*
Inter-segment revenues		85.4		13.1	(98.5)	-
Total Revenues	**1,758.9**	**135.2**	**142.8**	**107.5**	**(98.5)**	**2,045.9**
Operating costs towards third parties	784.3	86.9	81.7	92.6		1,045.5
di cui: Proventi non ricorrenti	*21.6*	*1.1*	*0.1*	*0.3*		*23.0*
Inter-segment costs	56.8	-	24.5	5.0	(86.3)	-
Total Operating Costs	**841.2**	**86.8**	**106.3**	**97.6**	**(86.3)**	**1,045.6**
EBITDA	**917.7**	**48.4**	**36.5**	**9.9**	**(12.2)**	**1,000.3**
Amortisation, depreciation and write-downs	471.7	44.4	52.0	19.1	(13.3)	573.9
Operating Profit	**446.0**	**4.0**	**(15.5)**	**(9.2)**	**1.1**	**426.3**
Revenues %	*25.4%*	*3.0%*	*n.s.*	*n.s.*		*20.8%*

The areas of operation identified are:

- ***Free to Air commercial television***: the Group's traditional core business, it includes the operations related to advertising sales and programme scheduling for the three nationwide networks currently broadcast analogically and the operations linked to non-encrypted own channels broadcast by means of digital terrestrial technologies;
- ***Pay per View television operations:*** relating to the pay per view offer of events and programmes going under the *Mediaset Premium* brand;
- ***Network Operator***: these operations are related to the management of an analogue broadcasting network for non-encrypted own channels and for digital terrestrial broadcasting platforms (*multiplexes*), including the network which was taken over in the second quarter of 2006, open to the main mobile phone operators and intended to support the offer of mobile digital terrestrial television using DVB-H technologies;
- ***Other ancillary areas of operation*** serving and related to the core business activity (Internet, teletext, selling services and *content providing* to mobile phone operators, non television advertising concessions, TV sales, publishing, licensing and merchandising). As of the third quarter, this group of activities includes *distribution and management of theatres* activities belonging to the Medusa Group.

It should be noted that the items *Inter-segment revenues and Inter-segment operating costs* show revenues from transfer of operations and the evaluation of the services provided or received between the various business units. More specifically:

- the *Inter-segment revenues* from the "Network Operator" segment refer to the use of the analogue broadcasting network by non-encrypted channels (free to air television) and to the capacity of the digital multiplexes used to broadcast *Mediaset Premium* events and used by non-encrypted digital terrestrial channels (Mediashopping);
- *Inter-segment revenues* from the "Other business units" are generated from distribution operations of selling *free to air* or *pay per view* usage rights;
- the *Inter-segment operating costs* of the "TV Free to Air" Business Unit, generated by the use of the broadcasting network, are booked net of the value for the exploitation of publishing contents, technical services and facilities by the other Business Units.

A summary of the evolution of **consolidated net revenues** per type of area of operation is shown in the table below:

(amounts in EUR millions)

Italy consolidated revenues towards third parties - business segments breakdown	9 months			3rd quarter		
	2007	2006	Changes	2007	2006	Changes
Mediaset Networks gross advertising revenues	2,002.5	2,067.0	(64.5)	479.9	490.8	(10.9)
Digital Networks gross revenues	2.2	2.1	0.1	0.9	1.0	(0.1)
Other television revenues	52.8	54.2	(1.4)	15.9	20.1	(4.2)
Agency discounts	(298.6)	(307.9)	9.3	(72.0)	(72.9)	0.9
TOTAL REVENUES Free to air TV	**1,758.9**	**1,815.4**	**(56.4)**	**424.7**	**439.0**	**(14.3)**
Network Operator	**49.8**	**25.8**	**24.0**	**17.3**	**14.8**	**2.6**
Pay per View	**142.8**	**61.0**	**81.8**	**50.3**	**24.8**	**25.6**
Multimedia	15.8	16.8	(1.0)	3.4	3.9	(0.5)
Teleshopping	24.0	23.8	0.2	8.7	9.8	(1.1)
Movie distribution and Cinemas	27.8	-	27.8	27.8	-	27.8
Other business	26.9	29.6	(2.7)	8.0	8.2	(0.2)
Net revenues from non television operations	**94.4**	**70.2**	**24.2**	**47.8**	**21.8**	**26.0**
TOTAL ITALY NET CONSOLIDATED REVENUES	**2,045.9**	**1,972.4**	**73.5**	**540.1**	**500.2**	**39.9**

Referring to ***free to air*** television operations, in the nine months concerned, gross ***advertising sales*** relating to the ***Mediaset networks*** recorded a ***3.1%*** decrease compared to the same period of 2006.

The growth in revenues from ***Network operator*** activities was mainly due to revenues received starting from the end of the first half of 2006 as a consequence of using the broadcasting capacity of the network devoted to mobile digital television.

As far as ***Pay per View*** television operations are concerned, in the first nine months of 2007, Mediaset Premium commercial offer generated revenues from the sale of prepaid and scratch cards totalling EUR 88.8 million, showing a sharp increase over the revenues booked in the same period of 2006 (EUR 51.4 million). In the period being analysed, over 1.8 million new prepaid cards were sold and over 4.4 million scratch cards. It should be noted that the amounts generated by the sale of prepaid and scratch cards by card re-sellers (and similarly industrial and distribution costs) were booked according to the period of residual validity of the prepaid and scratch cards sold. In the same period, the revenues from this area of operation also included revenues – for the quota pertaining to the period being analysed – totalling EUR 48.7 million relating to the sale to other platforms of encrypted television exploitation rights for the "Serie A" Premier League and the Champions League matches, and relating to sub-licensing to

Telecom Italia Media the broadcasting rights of the home Football Championship matches of the Mediaset Clubs played against Football Clubs from the La7Cartapiù bouquet.

	9 months 2007	9 months 2006	changes mio €	% changes
Operating costs	**1,619.5**	1,550.5	69.0	4.5%
Personnel expenses	**269.3**	280.2	-10.9	-3.9%
of which non recurring revenues	*23.0*	*0.0*	*23.0*	*n.s.*
Purchases, services, other costs	**776.3**	745.0	31.3	4.2%
Film and TV rights amortisation	**483.5**	450.1	33.4	2.0%
Other Amortisation, depreciation and write-downs	**90.4**	75.2	15.2	9.3%

Excluding non recurring revenues used to reduce personnel expenses and the cost of EUR 22.3 million relating to the consolidation in the third quarter of the operations referring to the Medusa Group, ***operating costs*** in Italy increased by EUR 70 million compared to the same period of the previous year, mainly as a consequence of the increased Mediaset Premium programme scheduling costs.

Excluding the non-recurring component resulting from recalculating Post employment benefit plans and the effect of consolidating the Medusa Group, ***Personnel expenses*** grew 4.1% over the first nine months of 2006. The table below shows the trend in the Group's staff numbers in the two periods which, at 30 September 2007, included 433 staff members (corresponding to an average of 110 staff) belonging to the Medusa Group.

Number of employees (including temporary staff)	**30/09/2007**	**30/09/2006**
Managers	337	328
Journalists	367	365
Middle managers	799	736
Office workers	3,530	3,242
Total	**5,033**	**4,671**

Average workforce (including temporary staff)	**9 months 2007**	**9 months 2006**
Managers	330	326
Journalists	354	364
Middle managers	764	724
Office workers	3,266	3,255
Total	**4,714**	**4,669**

The total of ***purchases, services and other costs*** showed an increase of EUR 31.3 million in the first nine months of 2007 over the same period of the previous year. This variation was impacted not only by the costs from consolidating the Medusa Group (EUR 21.4 million), but also the higher Mediaset Premium programme scheduling costs due to a broader football offer which was extended as of the 2006/2007 to include the "Serie A" away matches, purchased through an agreement signed with Telecom Italia Media, as well as those of "Serie B". In the same period of the previous year, this item also included *non recurring costs totalling EUR 7.9 million* for ancillary costs paid for the company reorganization after the sale of network operator activities from RTI S.p.A. to Elettronica Industriale S.p.A.

The higher ***rights amortisation*** is mainly connected to the higher cost of *pay per view* rights for the new football season 2007-2008 which began as of the third quarter 2007. The change in ***other amortisation, depreciation and write-downs*** is mainly due to the investments made in digital equipment and frequencies in the second quarter of 2006 for the implementation of the mobile digital network.

Analysis of results by geographical segment: Spain

Here follows the income statement referring to Spanish operations which correspond to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement	9 months		3rd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**771.0**	**700.9**	**199.0**	**177.5**
Personnel expenses	59.3	56.7	19.7	19.0
Purchases, services, other costs	229.7	210.7	72.4	68.0
Operating costs	**289.0**	**267.5**	**92.1**	**87.1**
EBITDA	**481.9**	**433.4**	**106.9**	**90.5**
Amortisations, depreciation and write-downs	120.5	116.1	38.5	37.5
Operating profit	**361.5**	**317.3**	**68.5**	**53.0**
Gain/(Losses) from disposal of equity investments	-	-	-	-
EBIT	**361.5**	**317.3**	**68.5**	**53.0**
Financial income/(losses)	6.9	6.8	(0.9)	2.3
Income/(expenses) from equity investments	2.6	0.5	1.4	0.3
EBT	**371.0**	**324.6**	**68.9**	**55.5**
Income taxes	(108.7)	(95.1)	(17.9)	(12.6)
Net profit from continuing operations	**262.2**	**229.6**	**51.0**	**42.9**
Net profit from discontinued operations	-	-	-	-
Minority interests in net profit	0.6	(0.3)	0.2	(0.0)
Mediaset Group net profit	**262.8**	**229.3**	**51.2**	**42.9**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

	9 months		3rd quarter	
	2007	2006	2007	2006
Total consolidated net revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs	37.5%	38.2%	46.3%	49.1%
EBITDA	62.5%	61.8%	53.7%	51.0%
Amortisation, depreciation and write-downs	15.6%	16.6%	19.3%	21.1%
EBIT	**46.9%**	**45.3%**	**34.4%**	**29.9%**
EBT	**48.1%**	**46.3%**	**34.6%**	**31.3%**
Mediaset Group net profit	**34.1%**	**32.7%**	**25.7%**	**24.2%**
Tax rate (EBT %)	29.3%	29.3%	26.0%	22.7%

In the first nine months of 2007 the consolidated net revenues generated by the Telecinco Group increased by EUR 70.1 million over the same period of the previous year.

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

	9 months		3rd quarter	
	2007	2006	2007	2006
Television advertising revenues	739.9	676.7	189.5	164.8
Other advertising revenues	10.7	8.4	2.9	2.9
Gross advertising revenues	**750.5**	**685.1**	**192.4**	**167.8**
Agency discounts	(32.6)	(29.4)	(8.3)	(7.2)
Net advertising revenues	**717.9**	**655.7**	**184.1**	**160.5**
Other revenues	53.0	45.2	15.0	17.0
Total net consolidated revenues	**771.0**	**700.9**	**199.0**	**177.5**

The increase in revenues is mainly due to the performance of ***advertising revenues from television rights*** referring to Telecinco, which reached EUR ***739.9*** million, thus showing a ***9.3%*** increase. ***Other advertising revenues***, which include advertising revenues relating to theme channels, television channels broadcast on digital terrestrial systems, Internet and Teletext, grew by ***27.1%*** in the first nine months.

Higher ***Other revenues*** are mainly generated by the distribution operations of rights and audio-visual contents (***17.4%***).

	9 months 2007	9 months 2006	changes mio €	% changes
Operating costs	**409.4**	383.6	25.8	6.7%
Personnel expenses	**59.3**	56.7	2.6	4.6%
Purchases, services, other costs	**229.7**	210.7	19.0	9.0%
TV rights amortisation	**115.8**	111.5	4.3	3.9%
Other Amortisation, depreciation and write-downs	**4.6**	4.6	0.0	0.0%

In the period under consideration, higher ***overall costs*** of the Telecinco Group are attributable to the effects of the line-by-line consolidation, starting from 1 March 2007, of the equity investment in Europortal Jumpy España S.A. (because of the increase in shareholding from 50% to 100%) and the costs incurred to establish Mediacinco Cartera S.L. Net of these elements, of the variable costs and of the costs regarding digital terrestrial television operations, operating costs show growth in line with the annual targets set.

The higher ***personnel expenses*** are mainly attributable to a the effects of the line-by-line consolidation of Europortal Jumpy Espana S.A.

Number of employees (including temporary staff)	30/09/2007	30/09/2006
Managers	98	91
Journalists	127	114
Middle managers	88	89
Office workers	859	879
Industry workers	30	32
Total	**1,202**	**1,205**

Average workforce (including temporary staff)	9 months 2007	9 months 2006
Managers	98	85
Journalists	125	111
Middle managers	86	93
Office workers	856	854
Industry workers	30	33
Total	**1,195**	**1,176**

EBITDA recorded an increase of EUR 48.5 million in the first nine months of 2007 over the same period of the previous year; the percentage impact on net revenues went from 61.8% in the first nine months of 2006 up to 62.5% in the same period of 2007.

In the first nine months of 2007 ***EBIT*** for the Spanish segment recorded a EUR 44.2 million increase; ***operating profitability*** went to 46.9% up from 45.3% in the previous year.

Below follows the analysis of the other items of the income statement with reference to the whole Mediaset Group.

	9 months 2007	9 months 2006	changes mio €	% changes
EBIT	**787.8**	740.2	47.6	6.4%

In the first nine months of 2006 ***EBIT*** included the capital gain of EUR 1.3 million recorded as a result of the disposal of a 0.03% stake in Telecinco. ***Operating profitability*** amounted to ***28%***, compared to 27.7% in the first nine months of 2006.

	9 months 2007	9 months 2006	changes mio €	% changes
Financial (income)/losses	**-34.4**	-13.5	-20.9	n.s.

The increased negative net balance of financial income was due to the increase in the average consolidated debt position in the nine months under examination over the same period of the previous year (due to the investments in the broadcast network dedicated to mobile television and for the options for the 2009-2010 encrypted rights made in the first part of 2006, as well as to the investments in the equity of Medusa and Endemol in the third quarter of 2007) and to the higher average cost of debt because of the development of market rates in the periods under examination.

	9 months 2007	9 months 2006	changes mio €	% changes
Income/(expenses) from equity investments	**3.1**	0.3	2.8	n.s.

The revenues from evaluation of the investments valued by the equity method and booked at 30 September 2007 refer almost entirely to companies associated to the Telecinco Group. Specifically, EUR 0.8 million relates to the portion of the result from the 33.3% investment held by Mediacinco Cartera in Edam.

	9 months 2007	9 months 2006	changes mio €	% changes
EBT	**756.5**	727.1	29.4	4.0%
Tax Rate (%)	*33.6%*	*33.5%*		
Net profit	**372.3**	369.1	3.2	0.9%

In the period, EBIT is net of estimated income taxes, in accordance with the criterion of measurement specified by IAS 34, adopting the tax rate that is estimated to be applied at the end of the ongoing fiscal year.

Balance sheet and financial position

Here follows the Balance Sheet Summary of the Group and the balance sheet by geographical segment. The tables were restated with a view to underlining two macro aggregates, that is, ***Net invested capital*** and ***Net financial position.*** The net financial position consists of *Gross financial liabilities* minus *Cash in hand and cash equivalents* as well as *Other financial assets*. An analysis of the main components of the *Net financial position* is detailed in the explanatory notes below.

These tables are therefore different with respect to the schemes proposed in the Annual Report statements and are presented in a layout highlighting current and non current assets and liabilities.

Equity investments and other financial assets include the assets that in the Balance Sheet belong to *Equity investments in related and jointly controlled companies* and *Other financial assets* (though this item is limited to *non current equity investments and receivables* and does not include *Financial receivables and Financial assets available for sale* which belong to the *Net financial position*).

Working capital and other assets and liabilities includes *current assets* (excluding *Cash in hand and cash equivalents* and *current financial assets* which are part of the item *Net financial position*), *deferred tax assets and liabilities, non current assets held for sale, provisions for risks and charges, due to suppliers* and *tax liabilities*.

An analysis of the main components of the *Net financial position* is detailed in the explanatory notes below.

(amounts in EUR millions)

Balance Sheet Summary	**30/09/2007**	**31/12/2006**
Film and television rights	2,323.8	2,388.2
Goodwill and differences arising from consolidation	393.7	368.7
Other tangible and intangible non current assets	1,100.2	1,085.2
Equity investments and other financial assets	570.4	93.9
Net working capital and other assets/(liabilities)	(414.8)	(304.1)
Post-employment benefit plans	(106.2)	(130.3)
Net invested capital	**3,867.1**	**3,501.7**
Group shareholders' equity	2,443.6	2,634.1
Minority interests	256.4	299.2
Total Shareholders' equity	**2,700.0**	**2,933.3**
Net financial position	**(1,167.1)**	**(568.3)**

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the periods being analysed.

It should be noted that the balance sheet situation regarding *Italian operations* includes in ***Equity investments and other financial assets*** the book value of the stake held in Gestevision Telecinco and the 25% stake held in Mediacinco Cartera, a company established in the first half of the year for the purpose of making an equity investment in Endemol, and consolidated on a line-by-line basis by Telecinco, which holds a controlling stake (75%). These investments are eliminated at the end of the consolidation process. As a consequence, the item ***Group shareholders' equity*** of *Italian operations* includes the dividends received by Telecinco that, in order to be simple and clearer, were not specified in the income statement figures by geographical segment.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown)	Italy		Spain	
	30/09/2007	31/12/2006	30/09/2007	31/12/2006
Film and television rights	2,143.8	2,220.5	180.0	167.8
Goodwill and differences arising from consolidation	40.2	15.2	-	-
Other tangible and intangible non current assets	1,010.7	992.4	89.5	92.7
Equity investments and other financial assets	731.9	656.2	475.6	16.2
Net working capital and other assets/(liabilities)	(232.1)	(231.6)	(182.6)	(73.9)
Post-employment benefit plans	(106.2)	(130.3)	-	-
Net invested capital	**3,588.2**	**3,522.5**	**562.5**	**202.8**
Group shareholders' equity	2,408.0	2,556.3	515.8	598.4
Minority interests	1.5	1.7	58.3	0.5
Total Shareholders' equity	**2,409.5**	**2,558.1**	**574.1**	**598.9**
Net financial position	**(1,178.8)**	**(964.5)**	**11.7**	**396.1**

The table below shows a summary of the balance sheet situation of the Group at 30 September 2007 highlighting the effects deriving from the line-by-line consolidation of investments in Telecinco.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 30th September 2007	Italy	Spain	Eliminations/ Adjustments	Mediaset Group
Film and television rights	2,143.8	180.0	-	2,323.8
Goodwill and differences arising from consolidation	40.2	-	353.5	393.7
Other tangible and intangible non current assets	1,010.7	89.5	-	1,100.2
Equity investments and other financial assets	731.9	475.6	(637.1)	570.4
Net working capital and other assets/(liabilities)	(232.1)	(182.6)		(414.8)
Post-employment benefit plans	(106.2)	-	-	(106.2)
Net invested capital	**3,588.2**	**562.5**	**(283.6)**	**3,867.1**
Group shareholders' equity	2,408.0	515.8	(480.3)	2,443.6
Minority interests	1.5	58.3	196.7	256.4
Totale Shareholders' equity	**2,409.5**	**574.1**	**(283.6)**	**2,700.0**
Net financial position	**(1,178.8)**	**11.7**	**-**	**(1,167.1)**

The summary of the ***cash flow statement*** by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. This table too was restated with respect to the scheme suggested by IAS 7 which is used for preparing the mandatory cash flow statements, highlighting the changes occurred in the ***Net financial position***, which is the most significant item for understanding whether the Group is able to meet its financial obligations.

(amounts in EUR millions)

	Mediaset Group		Italy		Spain	
	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006
Net financial position at the beginning of the year	(568.3)	(358.0)	(964.4)	(713.8)	396.1	355.8
Free Cash Flow	681.3	356.4	319.0	70.7	362.3	307.5
- Cash Flow from operating activities (*)	1,211.6	1,156.3	811.5	806.6	400.1	351.6
- Investments in fixed assets	(633.5)	(1,293.8)	(500.9)	(1,187.4)	(132.6)	(107.0)
- Disposals of fixed assets	5.9	28.0	2.4	26.3	3.5	1.7
- Changes in net working capital and other current assets/	97.3	465.9	6.0	425.3	91.3	61.2
Changes in consolidation area	(132.9)	-	(131.7)	-	(1.2)	-
(Re-purchases)/Sales of treasury shares	(30.3)	17.0	(2.4)	15.7	(27.9)	1.3
Share capital issues	-	-			60.0	-
Cash changes generated by equity investments	(473.4)	35.6	(68.9)	47.2	(464.5)	(11.6)
Dividends received	1.3	3.9	158.4	127.0	1.2	1.2
Dividends paid	(644.7)	(633.4)	(488.8)	(489.3)	(314.2)	(290.3)
Financial Surplus/Deficit	(598.8)	(220.6)	(214.4)	(228.7)	(384.4)	8.0
Net financial position at the end of the period	(1,167.1)	(578.6)	(1,178.8)	(942.5)	11.7	363.8

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's **free cash flow** amounted to ***EUR 681.4 million***, up on EUR 356.4 million in the same period of 2006. This result is generated by a positive development of free cash flow Spain, the lack in Italy in the period under examination of the payment, for an overall amount of EUR 290 million, incurred in the first nine months of 2006 for the acquisition of the broadcasting network dedicated to the implementation of the multiplex system for *mobile TV* in *DVB-H* technology and for the options on the encrypted rights for the 2009/2010 season of the main Serie A football clubs.

Increases in fixed assets recognised in the cash flow statement are briefly detailed in the table below:

	Mediaset Group		Italy		Spain	
	30/09/2007	30/09/2006	30/09/2007	30/09/2006	30/09/2007	30/09/2006
Investments in Film and TV rights	(526.4)	(884.1)	(397.7)	(745.8)	(128.7)	(138.9)
Changes in advances on TV rights	(34.7)	(15.1)	(34.5)	(50.3)	(0.2)	35.2
Film and tv rights: investments and advances	(561.1)	(899.2)	(432.2)	(796.1)	(128.9)	103.7
Investments in other fixed assets	(72.4)	(394.6)	(68.7)	(391.3)	(3.7)	(3.3)
Total investments in fixed assets	(633.5)	(1,293.8)	(500.9)	(1,187.4)	(132.6)	(107.0)

It should be noted that in the first half of 2006 investments for EUR 343 million were made for the purchase of the encrypted rights of the main "Serie A" football clubs, for the seasons 2007/2008 and 2008/2009 (included in *investments in television rights*).

In the same period, ***Increases from other fixed assets*** included EUR 73 million regarding the purchase of the options for encrypted rights referring to the main "Serie A" football clubs for the 2009/2010 season and EUR 192.4 million regarding the acquisition of a broadcasting network from Europa Tv.

The item ***Changes in the consolidation area*** includes in the period under examination the impact on the financial position resulting from the line-by-line consolidation in Italy of the Medusa Group (including the financial position at the date of acquisition) and of the investment held by Gestevision Telecinco in Europortal Jumpy España S.A. following the acquisition of a controlling stake on 1 March 2007.

It should be noted that in the Cash flow statement for the Spanish Segment, the item ***Received capital increases*** relates to Mediaset's capitalization of its stake (25%) in the newly established company Mediacinco Cartera (in which Telecinco holds 75%). In the cash flow statement

referring to Italian operations, the corresponding outlay is recognized under ***Equity investments***.

The item ***Equity investments*** includes in the period in question the investment made by Mediacinco Cartera in Edam, amounting to EUR 466 million. In the same period of the previous year, this item included the net revenues of EUR 45.8 million relating to the sale of the stake held in Hopa.

Foreseeable developments

At the end of the first ten months of 2007, the *Mediaset networks* recorded a *40.6%* audience share in the full day, *40.5%* in Day Time, and *40.7%* in Prime Time. Italia 1 continues to be the third network outright in all three main time brackets.

With reference to the commercial target group aged 15-64, Mediaset maintains the leading position in all the main time brackets, recording 42.9% average audience share in Day time and Prime time and 43.1% in the full day, thanks to the first and third place achieved by Canale 5 and Italia 1.

The performance of *advertising sales in Mediaset networks* at the end of the first ten months of the period recorded a strong recovery since the year's beginning, narrowing the gap with the same period last year to -0.4%. Further growth consolidation in advertising sales in the last two months of the period should ensure the achievement of a slight increase on a yearly basis of gross advertising sales compared to 2006.

As far as *Mediaset Premium* operations are concerned, excellent sales were also achieved in October; from the beginning of the year approximately 2 million prepaid cards and 4.9 million scratch cards have been sold.

Telecinco achieved an average audience share of 21.5% in October: despite the competitive context in which audiences are becoming increasingly fragmented, this result is largely the same as the same month in 2006. Due to this excellent result in October, at the end of the ten months Telecinco has improved its average audience shares since the beginning of the year by 20.4%, further increasing its extensive lead over its main competitors.

We confirm for the current year, in the same consolidation area and without considering the contribution of the non recurring income entered in relation to the re-determination of the post employment benefit plans, that consolidated EBIT will increase over the previous year. The amount of the increase will depend on the performance of television advertising sales in Italy and Spain in the last months of the year. The effect of the line-by-line consolidation of the companies belonging to the Medusa Group and the evaluation by the equity method of the 33.3% stake, held through Mediacinco, in Edam Acquisition Holding I Coöperatief U.A., the company that indirectly controls the Endemol Group, should not have any significant impact on the consolidated results for the current year. This takes into account the positive operating results that will be generated by their respective operations, the financial charges connected to outlays incurred and the financial structure of the operation for acquiring Endemol and the amortisation which will be booked in the consolidated financial statements for Edam due to the higher asset values calculated at the time of allocating the price paid for acquiring Endemol.

For the Board of Directors
the Chairman

MEDIASET GROUP

Consolidated Financial Statements and Notes

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/9/2007	31/12/2006
ASSETS			
Non current assets			
Property, plant and equipment		505.5	457.2
Film and television rights		2,323.8	2,388.2
Goodwill and differences arising from consolidation		393.7	368.7
Other intangible assets		594.7	628.0
Investments in associates		492.3	27.5
Other financial assets		78.4	66.4
Deferred tax assets		380.8	324.6
TOTAL NON CURRENT ASSETS		**4,769.2**	**4,260.5**
Current assets			
Inventories		30.9	39.9
Trade receivables		944.7	1,142.3
Other receivables and current assets		314.7	392.8
Current financial assets		28.1	44.6
Cash and cash equivalents		136.9	447.4
TOTAL CURRENT ASSETS		**1,455.3**	**2,067.0**
Non current assets held for sale		-	1.5
TOTAL ASSETS		**6,224.5**	**6,329.0**

MEDIASET GROUP

CONSOLIDATED BALANCE SHEET

(EUR million)

	Notes	30/9/2007	31/12/2006
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	1	(416.2)	(413.9)
Other reserves	2	488.4	542.8
Valuation reserve	3	(0.1)	3.2
Retained earnings		1,109.8	1,107.0
Net profit for the period		372.3	505.5
Group Shareholders' Equity		**2,443.6**	**2,634.1**
Minority interests in net profit		130.1	156.3
Minority interests in share capital, reserves and retained earnings		126.3	143.0
Minority interests		**256.4**	**299.2**
TOTAL SHAREHOLDERS' EQUITY		**2,700.0**	**2,933.3**
Non current liabilities			
Post-employment benefit plans		106.2	130.3
Deferred tax liabilities		199.7	177.3
Financial liabilities and payables		794.3	441.5
Provisions for non current risks and charges		171.8	127.1
TOTAL NON CURRENT LIABILITIES		**1,272.0**	**876.2**
Current liabilities			
Financial payables		526.0	612.7
Trade and other payables		1,275.1	1,520.3
Provisions for current risks and charges		44.5	71.5
Current tax liabilities		163.9	80.7
Other financial liabilities		22.8	13.0
Other current liabilities		220.2	221.4
TOTAL CURRENT LIABILITIES		**2,252.5**	**2,519.5**
Liabilities related to non current assets held for sale		-	-
TOTAL LIABILITIES		**3,524.5**	**3,395.7**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,224.5**	**6,329.0**

MEDIASET GROUP

CONSOLIDATED INCOME STATEMENT

(EUR million)

INCOME STATEMENT	Notes	9 months 2007	9 months 2006	3rd quarter 2007	3rd quarter 2006
Sales of goods and services		2,789.8	2,641.8	730.1	664.3
Other revenues and income		26.3	29.7	9.0	13.1
TOTAL NET CONSOLIDATED REVENUES		**2,816.1**	**2,671.5**	**739.1**	**677.5**
Personnel expenses		328.5	336.7	111.0	104.2
- of which non recurring income		(23.0)	-	-	-
Purchases, services, other costs		1,005.4	954.8	293.2	272.5
Amortisation, depreciation and write-downs		694.4	641.1	247.1	212.3
Impairment losses and reversal of impairment on fixed assets		-	-	-	-
TOTAL COSTS		**2,028.3**	**1,932.6**	**651.2**	**589.0**
Gains/(Losses) from disposal of equity investments		-	1.3	-	-
EBIT		**787.8**	**740.2**	**87.9**	**88.5**
Financial losses		(97.6)	(80.3)	(40.6)	(18.7)
Financial income		63.2	66.8	25.7	10.6
Income/(expenses) from equity investments		3.1	0.3	1.6	0.4
EBT		**756.5**	**727.1**	**74.6**	**80.8**
Income taxes		254.2	243.7	18.5	23.0
NET PROFIT FROM CONTINUING OPERATIONS		**502.4**	**483.4**	**56.2**	**57.8**
Net Gains/(Losses) from discontinued operations		-	-	-	-
NET PROFIT FOR THE PERIOD		**502.4**	**483.4**	**56.2**	**57.8**
Attributable to:					
- Equity shareholders of the parent company		372.3	369.1	31.5	36.6
- Minority interests		130.1	114.3	24.7	21.2
Earnings per share	5				
- Basic		0.33	0.32	0.03	0.03
- Diluted		0.33	0.32	0.03	0.03

MEDIASET GROUP

CONSOLIDATED CASH FLOW STATEMENT

(EUR million)

	9 months 2007	9 months 2006
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation	792.1	737.5
+ Depreciation and amortisation	694.4	641.1
+ Other provisions and non-cash movements	(70.3)	17.1
+ Change in trade receivables	197.6	163.9
+ Change in trade payables	144.4	17.3
+ Change in other assets and liabilities	(110.1)	(24.9)
- Interests (paid)/received	(1.4)	(3.5)
- Income tax paid	(69.8)	(182.5)
Net cash flow from operating activities [A]	**1,576.9**	**1,366.0**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	14.4	18.9
Proceeds from the sale of equity investments	3.1	48.6
Interests (paid)/received	(0.2)	0.4
Purchases in film and television rights	(526.4)	(884.1)
Changes in advances for television rights	(34.7)	(15.2)
Purchases of other fixed assets	(72.5)	(394.6)
Equity investments	(475.4)	(12.5)
Changes in payables for investing activities	(310.6)	259.6
Proceeds/Payments for hedging derivatives	(10.5)	-
Changes in other financial assets	11.6	85.1
Loans to other companies (granted)/repaid	-	-
Dividends received	1.3	3.9
Business Combinations/Changes in consolidation area (*)	(87.2)	-
Net cash flow from investing activities [B]	**(1,487.1)**	**(889.9)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	(30.3)	17.0
Changes in financial liabilities	301.7	62.1
Dividends paid	(644.6)	(633.4)
Changes in other financial assets/liabilities	0.1	10.5
Interests (paid)/received	(27.2)	(9.6)
Net cash flow from financing activities [C]	**(400.3)**	**(553.4)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**(310.5)**	**(77.3)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**447.4**	**498.1**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**136.9**	**420.9**

(*) the item refers to the acquisition of the remaining 50% stake held by Telecinco in Europortal Jumpy Espana S.A.U. as well as the acquisition of the 100% stake in Medusa Film.
Here follows the detail of the net cash flows required for the acquisition of the Medusa Group.

Goodwill and differences arising from consolidation	24.9
Consolidation reserve	50.3
Tangible and intangible fixed assets	95.0
Trade receivables	82.9
Cash and cash equivalents	35.4
Other financial assets/(liabilities)	(45.7)
Post-employment benefit plans	(2.0)
Trade payables	(148.7)
Other assets/(liabilities)	29.3
Total amount due	**121.4**
Net liquid funds acquired	(35.4)
Net cash flows required for the acquisition	**86.0**

MEDIASET GROUP

MOVEMENTS IN SHAREHOLDERS' EQUITY

(EUR million)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 31/12/2005	**614.2**	**275.2**	**547.3**	**(450.7)**	**6.5**	**997.9**	**603.4**	**2,593.9**	**285.1**	**2,879.0**
Allocation of the parent company's 2005 net profit	-	-	-	-	-	603.4	(603.4)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(489.3)	-	(489.3)	-	(489.3)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(144.1)	(144.1)
Reserve establishment for unrealised foreign exchange gains	-	-		-	-	-		-	-	-
Stock Option plan valuation	-	-	-	-	(3.5)	8.3	-	4.8	1.0	5.8
(Purchase)/sale of treasury shares	-	-	-	36.8	-	(13.1)	-	23.7	0.2	23.9
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	(4.9)		-	-	-	(4.9)	0.2	(4.7)
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	0.9	-	-	0.9	-	0.9
Financial asset valuation credited/(charged) to Equity	-	-	-	-	(3.6)	-	-	(3.6)	-	(3.6)
Other changes	-			-	-	(0.1)	-	(0.1)	0.1	-
Profit/(loss) for the period	-	-	-	-	-	-	369.1	369.1	114.3	483.4
Balance at 30/06/2006	**614.2**	**275.2**	**542.4**	**(413.9)**	**0.3**	**1,107.1**	**369.1**	**2,494.4**	**256.8**	**2,751.2**
Balance at 31/12/2006	**614.2**	**275.2**	**542.8**	**(413.9)**	**3.2**	**1,107.0**	**505.8**	**2,634.1**	**299.2**	**2,933.3**
Allocation of the parent company's 2006 net profit	-	-	-	-	-	505.5	(505.5)	-	-	-
Dividends paid by the parent company	-	-	-	-	-	(488.7)	-	(488.7)	-	(488.7)
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-	-	(156.2)	(156.2)
Stock Option plan valuation	-	-	-		(1.8)	5.6	-	3.8	1.4	5.2
(Purchase)/sale of treasury shares	-	-	-	(2.3)	-	(13.8)	-	(16.1)	(14.1)	(30.2)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	4.9	(7.4)	-	(2.7)	-	(2.7)
Financial asset valuation credited/(charged) to Equity	-	-	-	-	(6.4)	-	-	(6.4)	-	(6.4)
Changes in the consolidation area	-	-	(50.3)	-	-	1.7	-	(48.6)	(1.6)	(50.2)
Other changes	-	-	(4.1)	-			-	(4.1)	(2.4)	(6.5)
Profit/(loss) for the period	-	-	-	-	-	-	372.3	372.3	130.1	502.4
Balance at 30/06/2007	**614.2**	**275.2**	**488.4**	**(416.2)**	**(8.1)**	**1,109.8**	**372.3**	**2,443.6**	**256.4**	**2,700.0**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT 30TH SEPTEMBER 2007

DRAFTING CRITERIA

The Quarterly Report and the Consolidated Accounting Tables have been drawn up in accordance with CONSOB resolution No. 11971 of 14 May 1999 and subsequent changes by CONSOB resolution No. 14990 of 14 April 2005.

The same IAS/IFRS accounting principles and evaluation criteria adopted for the drawing up of the Group's consolidated financial statements closed at 31 December 2006 - which we invite You to refer to – were also implemented for the drafting of this Quarterly Report except for the items better detailed here below.

It should be noted that following the changes in the regulation in the matter of post-employment benefit plan ("TFR") provided for in Italian Law No. 296 of 27 December 2006 (the "2007 Budget Law") and the subsequent implementation Decrees and Regulations, the accounting criteria applied to post-employment amounts accrued at 31 December 2006 and those to be accrued from 1 January 2007 were accordingly modified starting from the fiscal year of reference in compliance with IAS 19 and the interpretations given by the Italian national competent technical committees last July.

Following to the changes introduced through the Reform of the complementary social security funds provided for in the afore mentioned Decree, the amounts relative to the post-employment benefit plan accrued until 31 December 2006 will continue to be kept by the company in a specifically defined benefit plan (with an obligation for the already accrued benefits to be subject to actuarial valuation), while the amounts accrued from 1 January 2007, based on the choice of the employee in the period, will be allocated to complimentary social security plans or transferred by the company to a treasury fund directly managed by the Italian National Social Security Institute (INPS) starting from the moment in which an employee makes the choice, as defined contribution plans (which are no longer subject to actuarial valuation).

As a result of the newly enforced regulations, it was necessary to re-calculate the amount of the liability accrued at 31 December 2006 in order to adjust the actuarial valuation model previously implemented to determine the amount of the projected unit credit due by the company as a function of the new actuarial method (revaluation rate established by law and provided for the Institute in replacement of salary increase projections) without taking the pro rata of the service paid on the amounts with a deferred maturity into account, given the substantially completed maturity of such liability. In accordance with the provisions set forth in paragraph 109 of IAS 19, such re-calculation implied a curtailment of a non recurrent proceed entered to reduce personnel costs and the concurrent reclassification in the "Retained Earnings" item of the Reserve for actuarial profit and loss allocated for at 31 December 2006.

It should also be noted that as a result of the consolidation of the Medusa Group starting from the third quarter of the year, the corresponding multi-platform rights were amortised based on the provisions set forth in US F.A.S. 139 accounting principle (Financial Accounting Standard Board) with cross-references to the issues and paragraphs included in IAS 38 for its specific applicability in Italy. The afore mentioned accounting principle establishes that the evaluation of the film rights follows the "individual film forecast" computation method. According to this method, right costs are amortised based on the ratio of revenue earned in the current period facint to the total revenues estimated for all the kinds of exploitation.

Taxes in the first nine months of 2007 were calculated based on the best possible estimate of the year end average tax rate.

The Explanatory Notes for the Quarter were drafted in compliance with the minimum requirements set out in IAS 34, – "Interim Financial Reporting" -- and in consideration of the provisions established in CONSOB resolution No. DEM 6064293 of 28 July 2006. As a result, the information included in this report may not be comparable with the data provided in the annual report drawn up in compliance with the requirements set out in IAS 1.

Consistently with some reclassifications made for the annual report ended as at 31 December 2006, the balance sheet and income statement tables relative at 30 September 2006 were also subject to reclassification. In particular, with specific reference to the Group's Income Statement, some cost items, classifiable as post-employment short-term benefits in accordance with IAS 19, and previously entered under costs for services, were listed under Personnel Costs. In the income statement regarding the first nine months of 2007, the changes in payables to suppliers due to purchases were reclassified under financial inflows from investment activities. Similarly, also revenues and charges due to cash flow hedging operations for currency denominated payments of television rights were consistently reclassified under investment flow hedging.

Lastly, it should be noted that Mediaset Group consolidated interim result reflected the seasonality of revenues from advertising, which are traditionally concentrated in the first part of the fiscal year.

All the amounts of the items included in this quarterly consolidated report are expressed in EUR millions according to their relevance.

This Interim Report is not subject to a limited auditing by the Independent Auditing Firm: Deloitte & Touche S.p.A .

MAIN COMPANY OPERATIONS AND CHANGES IN THE CONSOLIDATION AREA OCCURRED IN THE THIRD QUARTER

In addition to the changes already highlighted in the Group's Consolidated Interim Report as at 30 September 2007, here below reference is made to the main company operations completed in the quarter ended 30 September 2007 in relation to the corresponding consolidation area:

- on 3 July 2007, Edam Acquisition B.V., a company indirectly owned at 100% by Edam Acquisition Holding I Coöperatief U.A., completed the acquisition of 99.7% of Endemol Investment Holding B.V.'s equity interest from Telefonica S.A.. Endemol Investment Holding B.V. also owned 75% of Endemol N.V. and following the IPO operations launched on the residual share capital of Endemol N.V., Edam Acquisition B.V. acquired 99.73% of Endemol N.V.'s share capital. Starting from the third quarter of 2007, Mediacinco Cartera S.L.'s shareholding held in Edam Acquisition Holding I Coöperatief U.A., equal to 33.33% of the company's share capital, was consolidated with the net equity method.

- on 10 July 2007, Fininvest SpA completed the acquisition of the 100% equity investment in Medusa Film S.p.A. from R.T.I. S.p.A. Given the fact that this operation refers to a *business combination under common control* but fails to meet some of the requirements set forth in IFRS 3 and since there are no specific IAS/IFRS standards or interpretations for these types of operations,, the criterion of continuity of values has been applied, according to which the assets and liabilities should be transferred to the buyer's consolidated financial statements at the values resulting from the consolidated financial statements at the transfer date of the common unit controlling the parties performing the aggregation.

- During the third quarter, Publieurope Limited stipulated an agreement with the Chinese Group China Global Media Co. for the granting of the exclusive rights relative to advertising sales outside China in relation to a free-to-air sports channel, currently at the experimental stage, starting from October in six provinces of the People's Republic of China. To this end, Publieurope also established a WFOE (*Wholly Foreign Owned Enterprise*) under the name of New Century Advertising Co. Ltd. with legal offices in Beijing. As of 30 September 2007, this company was entered at cost as a result of the fact that such sports channel, as already mentioned above, is still being tested and therefore is not yet wholly operating and its shareholding is currently not relevant for the purposes above.

COMMENTS TO THE MAIN SHAREHOLER'S EQUITY AND LIABILITIES ITEMS

1. Treasury Shares

	Number of shares	Book value
Balance at 1/1/2007	44,481,500	413.9
Additions	300,000	2.5
Disposals	(16,000)	(0.1)
Balance at 30/09/2007	**44,765,500**	**416.2**

Treasury shares held in the Group's portfolio include No. 1,835,500 shares assigned to the Stock Option plans approved and No. 42,930,000 shares purchased following the buyback programme of treasury shares resolved upon on 13 September 2005 and 8 November 2005.

The changes occurred in the nine months under investigation refer to the trading of shares in order to meet the needs of the Stock Option plans. The effect of these transactions generated a net loss equal to EUR 36,000 entered in the **Reserve for profit and loss from the sale of Treasury shares** item.

2. Other Reserves

The changes in the ***Other Reserves*** item refer both to EUR 50.3 million entered as a result of the consolidation of the Medusa Group according to the provisions established by the value continuation principle and the effect generated by the application of the net equity method on the equity interest held in Edam Acquisition Holding I Coöperatief U.A .

3. Valuation Reserve

Valuation reserves	Balance at 1/1	Changes in the consolidation area	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 30/09
Financial assets for cash flow hedging purpose	(0.8)	0.1	(1.1)	0.0	3.3	(12.1)	3.3	(7.2)
Financial assets available for sale	-		-		-			-
Stock option plans	11.6		(1.8)	-	-	-	-	9.8
Actuarial Gains/(Losses) on defined benefit plans	(7.6)		3.6	-	-	-	1.3	(2.7)
Total	3.2		0.7	0.0	3.3	(12.1)	4.6	(0.1)

The **Valuation reserve for financial assets for cash flow hedging purpose** item was established for the valuation of financial derivative instruments for the hedging of exchange rate fluctuations and interest risks.

Changes in the nine months regarding financial instruments for the management of the interest rate risk equal to EUR 0.4 million refer to the changes in the fair value and collar derivative instruments relative to the contracts stipulated to hedge against financial liabilities.

Changes in the nine months regarding financial instruments to hedge against exchange rate fluctuations include EUR 3.3 million relative to the adjustment of the initial carrying value entered for the television rights purchased in the period and EUR -12.7 million relative to changes in the fair value of these instruments.

The remaining part of the changes in this item is attributed to the financial instruments used to hedge against the 2005 Stock Option Plans. This amount refers to the premium paid for the purchase of the derivative instrument and its fair value is not subject to adjustment because it is a net equity instrument.

Reserve for Stock Option Plans includes the amount of costs accrued at 30 September 2007, calculated under IFRS 2, for the three-year Stock Option Plans granted by Mediaset in 2004, 2005 and 2007 and by its subsidiary Telecinco for the Stock Option Plans granted in 2005, 2006 and 2007 for the portion pertaining to the Group. Period changes refer to the reclassification of the Reserve regarding the 2004 Stock Option plan under Retained Earnings for EUR 5.6 million following to maturity and EUR 3.8 million in relation to the cost portion for the period ended at 30 September 2007 pertaining to the Group.

Reserve from the valuation of actuarial profits and losses includes the actuarial components regarding the valuation of post-employment defined benefit plans directly entered under net equity. The decrease in this item refers to the reclassification for EUR 7.6 million of the reserve at 31 December 2006 under Retained earnings as a result of the newly enforced regulation in the matter of post-employment benefit plans, as already included in the comments regarding the drafting criteria.

4. Net Financial Position

Here below is a breakdown of the Group's net financial position, an aggregated item including financial liabilities minus *cash and cash equivalents* and *other financial assets.*

	30/09/2007	31/12/2006
Cash in hand and cash equivalents	1.4	0.2
Bank and postal deposits	135.5	447.2
Securities and other current financial assets	21.6	43.4
Liquidity	**158.5**	**490.8**
Financial receivables due to affiliated companies	2.4	0.5
Other current financial receivables	3.4	-
Total current financial receivables	**5.8**	**0.5**
Due to banks	(526.0)	(612.7)
Payables and other current financial liabilities	(2.9)	(2.2)
Financial payables due to affiliated companies and joint ventures	(9.3)	(4.5)
Current financial debt	**(538.2)**	**(619.4)**
Net current financial position	**(373.9)**	**(128.2)**
Securities and other non current financial assets	0.3	-
Due to banks	(760.7)	(436.4)
Payables and other non current financial liabilities	(32.8)	(3.8)
Non current financial debt	**(793.2)**	**(440.2)**
Net financial position	**(1,167.1)**	**(568.3)**

The changes in the *Cash and cash equivalents* item are entered in the cash flow statement.

The **Securities and current financial assets** item comprises securities equal to EUR 18.1 million and the fair value of derivative instruments for the purpose of its hedging activities of interest rate fluctuations for a total amount of EUR 3.5 million.

The **Current financial receivables** item includes the current portion of financial receivables due from associated companies and other enterprises.

The **Due to banks (current liabilities)** item includes both loans for a comprehensive amount equal to EUR 100.0 and credit lines underwritten with leading credit institutes. The loans refer to short-term revocation advances with a one year maturity, conventionally established, subject to renewal. The change in this item against 31 December 2006, is attributable to a lower utilisation of this type of financing during the first nine months of 2007.

The **Payables and current financial liabilities** item mainly includes liabilities due to factoring companies for a total amount of EUR 0.4 million, current liabilities due to leasing companies for a total amount of EUR 3.5 million and financial liabilities relative to the Telecinco Group for an amount equal to EUR 1.1 million. This item is net of the ineffective portion of hedging derivative instruments.

The **Due to associated companies and joint ventures** item refers to financial liabilities regarding current account relations managed on behalf of said companies by the parent company Mediaset S.p.A.

The change in the **Due to banks (non current liabilities)** item comprises EUR 50.0 million relative to a new loan contract stipulated with the Popolare di Bergamo; EUR 25.0 million attributed to a lower utilisation of the credit lines attached to the contract stipulated during 2006 with BNP Paribas and EUR 100.0 million relative to a loan contract stipulated with Intesa S.Paolo over a total amount of EUR 400.0 million, of which EUR 100.0 million granted through revolving credit lines that have not been used yet. The latter two contracts are subject to the verification of financial covenants.

The BNP Paribas loan contract is subject to the following covenants:

- net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis based on Mediaset consolidated data;

- EBITDA/net financial losses no lower than 10 to be checked on a half-year basis based on Mediaset consolidated data;

The contract stipulated with Intesa S.Paolo is subject to a financial covenant that verifies every six months on the basis of Mediaset consolidated data that the net financial position/EBITDA ratio is lower or equal to 2.

This item also comprises an amount equal to EUR 310.0 million regarding a loan contract stipulated with Mediobanca S.p.A which is subject to the financial covenants calculated on a consolidated basis:

- net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis;

- EBITDA/net financial losses no lower than 10 to be checked on a half-year basis.

This item also includes a loan underwritten with San Paolo IMI for a notional amount of EUR 100.0 million, which is also subject to the financial covenants calculated on a consolidated basis:

- net financial position /EBITDA lower or equal to 4 to be checked on a half-year basis based on Mediaset consolidated data;

- net financial position /equity lower or equal to 2 to be checked on a half-year basis.

With respect to the two loans and the credit lines, if the financial covenants are not met, Mediaset S.p.A. should reimburse the used amounts.

These parametres have been met to date.

The **Non current payables and financial liabilities** item includes liabilities due to leasing companies for a total amount equal to EUR 31.0 million and financial liabilities regarding the Telecinco Group for a total amount equel to EUR 1.8 million.

5. Earnings Per Share (EPS)

The calculation of the basic and diluted earnings per share is based on the following data:

	9 months 2007	9 months 2006
Net profit for the period (millions of euro)	**372.4**	**369.1**
Weighted average number of ordinary shares (without own shares)	1,136,530,609	1,137,123,028
Basic EPS	**0.33**	**0.32**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,530,609	1,137,141,208
Diluted EPS	**0.33**	**0.32**

In the EPS calculation, the Group's net income is divided by a weighted-average number of shares outstanding over the reporting term, net of Treasury Shares. In the diluted EPS calculation, the number of shares outstanding over the reporting term and the potential diluted effect resulting from the allocation of the company own shares to the beneficiaries of the already granted stock option plans are taken into account.

6. Segment report

Here below is the information requested in compliance with IAS 14 in the matter of primary and secondary segments identified based on the Group's current internal organisation structure and management reporting. It should be noted that the primary segment coincide with the geographical areas identified based on the localisation of the activities. The secondary segments relative to the areas of operation only pertain to Italy, since Spain, coinciding with the Telecinco Group, does not have any other relevant segment of operation other than the TV business.

Primary segments (*geographical areas*)

The tables below include the main financial highlights attributable to the two geographical areas, Italy and Spain, as of 30 September 2007.

The financial relations between the two segments mainly exclusively refer to the dividends paid by the subsidiary Gestevision Telecinco. Inter-segment assets data refer to the elimination of the Gestevision Telecinco shareholding, whose book value was entered under the assets of the geographical area of Italy, and the corresponding consolidation difference was duly entered and, in the third quarter, they include a 25% equity interest held by Mediaset in Mediacinco (the remaining 75% is owned by Telecinco) and the loan granted by Mediaset to Mediacinco equal to EUR 57.9 million.

The non monetary costs refer to the provision for risks and charges, stock option plan costs and, in the third quarter, they include non current earnings resulting from the re-calculation of the post-employment benefit plans at 31.12.2006.

30th September 2006	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	1,970.6	700.9	-	2,671.5
Inter-segment revenue	1.8	-	(1.8)	-
Consolidated net revenues	**1,972.4**	**700.9**	**(1.8)**	**2,671.5**
%	74%	26%		100%
Operating profit	**421.9**	**317.3**	**(0.2)**	**739.0**
%	57%	43%		100%
EBIT	**423.3**	**317.3**	**(0.4)**	**740.2**
Financial income/(losses)	(20.3)	6.8		(13.5)
Income/(expenses) from equity investments valued	(0.2)	0.5	-	0.3
Income/(expenses) from other equity investments	146.2	-	(146.2)	-
EBT	**549.0**	**324.6**	**(146.6)**	**727.1**
Income taxes	(148.6)	(95.1)	-	(243.7)
Profit/(losses) pertaining to minority interests	(0.3)	(0.3)	(113.7)	(114.3)
Group Net Profit	**400.1**	**229.3**	**(260.3)**	**369.1**
OTHER INFORMATION				
Assets	5,458.2	844.9	(223.9)	6,079.2
Liabilities	2,996.6	331.5		3,328.1
Investments in tangible and intangible non current assets	1,137.1	142.2	(0.6)	1,278.7
Amortization	525.3	116.1	(0.3)	641.1
Impairment losses	-	-	-	-
Other non monetary expenses	27.3	5.3	-	32.6

30th September 2007	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	2,045.1	771.0		2,816.1
Inter-segment revenue	0.8	-	(0.8)	-
Consolidated net revenues	**2,045.9**	**771.0**	**(0.8)**	**2,816.1**
%	73%	27%		100%
Operating profit	**426.3**	**361.5**	-	**787.8**
%	54%	46%		100%
EBIT	**426.3**	**361.5**	-	**787.8**
Financial income/(losses)	(41.2)	6.9	-	(34.4)
Income/(expenses) from equity investments valued with t	0.5	2.6	-	3.1
Income/(expenses) from other equity investments	158.4	-	(158.4)	-
EBT	**544.0**	**371.0**	**(158.4)**	**756.5**
Income taxes	(145.4)	(108.7)	-	(254.2)
Profit/(losses) pertaining to minority interests	(0.4)	0.6	(130.3)	(130.1)
Group Net Profit	**398.2**	**262.8**	**(288.7)**	**372.3**
OTHER INFORMATION				
Assets	5,558.5	1,008.5	(342.5)	6,224.5
Liabilities	3,335.8	434.4	(245.7)	3,524.5
Investments in tangible and intangible non current assets	500.9	132.6	-	633.5
Amortization	573.9	120.5	-	694.4
Impairment losses	-	-	-	-
Other non monetary expenses	(2.1)	7.6	-	5.5

(*) Including the change in the "Advances for the purchase of rights" item

Secondary segments *(areas of operations)*

Taking the corresponding relevance as well as the Group's organisation and business structure into account, the segments of operations identified in the geographical area of Italy are described here below (as already included in the Report of Operations):

- **Free To Air TV**, the Group's traditional core business, including the operations in relation to advertising sales and programme scheduling for the three Italian national networks currently broadcast in analogue mode and proprietary free to air channels broadcast in digital terrestrial mode;
- **Pay per View**, refers to operations in relation to the pay per view offer of events and programmes under the Mediaset Premium brand;
- **Network Operator** includes operations associated with the management of an analogue broadcasting network dedicated to free to air proprietary channels and of digital terrestrial broadcasting (multiplex), including the network acquired during the second quarter of 2006 open to Italy's major mobile phone operators and dedicated to supporting the offer of DVB-H technology-based mobile digital terrestrial;
- **Other operations**, ancillary to core ones (internet, teletext, service selling and content provision to mobile phone operators, publishing activities, licensing and merchandising, non-TV advertising licences and teleshopping). Starting from the third quarter of 2007, this item also includes movie distribution and cinema management activities belonging to the Medusa Group.

30th September 2006	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,817.3	25.8	61.0	68.2	1,972.4
%	92%	1%	3%	3%	100%
Television rights	1,716.5	-	535.8	-	2,252.3
Other tangible and intangible non current assets	388.5	523.5	114.6	15.3	1,041.8
Goodwill	2.6	6.2	-	6.5	15.3
Trade receivables	736.5	24.7	63.5	24.1	848.8
Inventories	24.6	3.6	5.4	2.2	35.8
Operating assets	2,868.6	558.0	719.3	48.1	4,194.0
Investments in television rights (*)	361.7	-	384.1	-	745.8
Investments from business combinations	-	-	-	-	-
Other investments	38.5	278.0	74.6	0.2	391.3
Investments in tangible and intangible assets	400.2	278.0	458.7	0.2	1,137.1

30th September 2007	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER AND ADJUSTMENTS	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	1,758.9	49.8	142.8	94.4	2,045.9
%	86%	2%	7%	5%	100%
Film and Television rights	1,707.3	-	414.3	22.2	2,143.8
Other tangible and intangible non current assets	359.0	507.1	113.2	31.5	1,010.7
Goodwill	2.6	6.2	-	31.4	40.2
Trade receivables	605.7	41.9	89.6	75.1	812.4
Inventories	17.6	3.8	3.4	4.6	29.4
Operating assets	2,692.1	559.1	620.4	164.8	4,036.4
Investments in film and television rights (*)	356.6	-	35.4	5.7	397.7
Other investments	30.7	32.3	5.0	0.7	68.7
Investments in tangible and intangible assets	387.4	32.3	40.4	6.4	466.4

(*) changes in advances for the acquisition of film and tv rights not included

The comments relative to the breakdown and the changes in the revenues from the segments of operation as above identified are already provided in the Report on Operations.

The main operating assets attributed to the secondary segments refer to *television rights*. In particular:

- ***Free To Air*** : the library (movies, fiction, miniseries, serials, cartoons), self produced series and soaps, entertainment rights, news and sports events broadcast on the three generalist channels;
- ***Pay per View*** : sports, movie and entertainment rights under the Mediaset Premium brand. In particular, sports rights include the broadcasting rights of the matches of Italy's major football clubs until 2008/2009.

Other investments include:

- ***Free-To-Air***: these mainly refer to the purchase of plants and equipment to support the activity of TV production centres, IT systems and for the modernization of offices and facilities.
- ***Pay-per-View***: these include EUR 73.0 allocated in 2006 in relation to the pre-emption right on the acquisition of the encrypted rights for the broadcasting the matches of Italy's major football clubs for the season 2009/2010.
- ***Network Operator*** : investments made in the third quarter of 2006 included the purchase of equipment and frequencies from Europa TV as well as investments for the digitalization of the network dedicated to supporting the offer of DVB-H technology-based mobile digital TV.

7. Related Parties Transactions

The Group carries out transactions with its holding company, subsidiaries, companies under a joint control and affiliated companies under market conditions.

The table below is a summary of the most relevant financial aggregates relative to the transactions between Mediaset S.p.A. and each single group company:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/(charges)
Fininvest S.p.A.	1.7	31.9	-	1.2	4.0	(0.0)
Associated companies						
A.C. Milan S.p.A.	0.3	65.3	-	0.1	0.4	(1.4)
Alba Servizi Aerotrasporti S.p.A.	0.0	0.5	-	0.0	3.8	-
Arnoldo Mondadori Editore S.p.A.	4.3	0.3	-	13.8	0.8	-
Banca Mediolanum S.p.A.	0.8	0.0	-	4.2	-	-
Il Teatro Manzoni S.p.A.	0.0	0.1	-	0.0	0.6	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Medusa Film S.p.A.	-	-	-	0.6	0.5	(0.1)
Medusa Cinema S.p.A.	-	-	-	0.1	0.3	-
Medusa Video S.r.l.	-	-	-	0.2	0.1	-
Quinta Communication S.A.	-	5.0	-	-	-	-
Servizi Milan S.r.l.	1.0	(0.0)	-	0.0	7.6	-
Officina Mondandori S.p.A. (già Press TV S.p.A.)	-	-	-	0.0	0.0	-
Altre Società Consociate	3.7	2.6	-	4.1	6.6	0.0
Total parent company and associated	**11.8**	**105.8**	-	**24.2**	**24.6**	**(1.4)**
Joint control companies						
Boing S.p.A.	1.5	10.0	-	4.3	1.7	(0.1)
Fascino Produzione e Gestione Teatro S.r.l.	-	2.3	2.4	(0.0)	22.0	(0.0)
MediaVivere S.r.l.	0.6	7.0	-	1.2	23.3	-
Premiere Megaplex S.A.	-	-	-	-	-	-
Red de Television Digital Madrid S.A.U.	-	-	-	-	-	-
Titanus Elios S.p.A.	-	-	-	-	2.8	-
Affiliated companies						
Aprok Imagen S.L.	0.0	0.5	-	-	0.8	-
Auditel S.r.l.	-	-	-	-	3.8	-
Beigua S.r.l.	-	-	-	-	-	-
Campus Multimedia In-Formazione	0.1	0.0	-	0.2	0.2	-
Canal Factoria de Ficcion S.A.	0.5	0.0	-	0.4	0.1	-
Publieci Television S.A.	0.6	-	-	1.3	-	-
Super Nueve Televisiòn S.A.	-	-	-	-	-	-
Producciones Mandarina S.L.	0.4	5.5	-	0.3	14.5	-
La Fabrica De La Tele (già Hormigas Blancas Producciones S.L.)	0.4	3.6	-	0.0	6.9	-
Edam Acquisition B.V.	-	-	-	-	-	-
Total joint control and affiliates	**4.1**	**28.9**	**2.4**	**7.8**	**76.1**	**(0.1)**
Other related parties	-	**0.3**	-	-	**0.9**	-
TOTAL	**15.9**	**135.0**	**2.4**	**32.0**	**101.6**	**(1.6)**

Revenues and trade receivables from the companies belonging to the Fininvest Group and the Mediolanum Group mainly refer to the sale of TV advertising. Costs and trade payables mainly refer to the purchase of TV rights and television production rights.

The transactions entered into the *Other related parties* item are mainly attributed to consultancy services provided by Sin&rgetica and Livolsi & Partner, companies owned by Directors of Fininvest S.p.A.

The costs and revenues shown above in relation to the Medusa Group refer to transactions made before the group companies were included in the consolidation area and, therefore, they refer to the first six months of 2007.

The main impact on the Group's consolidated financial flows for the first nine months of 2007 resulting from the transactions with the related parties includes EUR 182.7 million relative to dividend payout to Fininvest S.p.A.; EUR 121.4 million to the payment of the first instalment of the global amount stipulated for the acquisition of the shareholding in Medusa Film S.p.A. and EUR 14.3 million relative to amounts paid to Milan A.C. in relation to the acquisition of the broadcasting rights for the club's football matches.

8. Subsequent Events After 30 September 2007

No relevant events occurred after the end of the quarter of reference.

For the Board of Directors
The Chairman

12g3-2(b)


MEDIASET

MEDIASET

2007 9-Month Presentation

Milan, 6th November 2007


MEDIASET

MEDIASET

Broadcasting

MEDIASET 2007 9M | 24Hours Audience Share

		9M 2006	9M 2007
INDIVIDUALS	Rai	43.5%	41.5%
	MEDIASET	40.5%	40.6%
COMMERCIAL TARGET (15-64 Years)	Rai	39.8%	37.3%
	MEDIASET	42.6%	43.0%

Source: Auditel

MEDIASET 2007 9M | PRIME TIME Audience Share

20:30-22.30



9M 2006
9M 2007
INDIVIDUALS
Rai
45.2%
43.8%
MEDIASET
40.5%
40.6%
COMMERCIAL TARGET
(15-64 Years)
Rai
42.6%
40.9%
MEDIASET
42.4%
42.7%

Source: Auditel

MEDIASET 2007 9M | Channel Ranking on different Targets

4-14 yrs		15-34 yrs		15-24 yrs		25-34 yrs	
ITALIA1	**25.0**	**CANALE 5**	**24.4**	**CANALE 5**	**24.4**	**CANALE 5**	**24.3**
CANALE 5	**17.8**	**ITALIA 1**	**18.7**	**ITALIA1**	**23.3**	**ITALIA 1**	**16.1**
RAI1	12.0	RAI1	14.1	RAI1	13.3	RAI1	14.6
RAI 2	9.1	RAI 2	8.6	RAI 2	7.5	RAI 2	9.3
RAI 3	5.7	RAI 3	6.1	RAI 3	5.0	RAI 3	6.6
RETE 4	**3.6**	**RETE 4**	**5.8**	**RETE 4**	**4.6**	**RETE 4**	**6.5**
LA 7	1.3	LA 7	2.2	LA 7	1.6	LA 7	2.6

35- 44 yrs		45-54 yrs		55-64 yrs		65+ yrs	
CANALE 5	**23.6**	**CANALE 5**	**22.1**	RAI1	25.6	RAI1	31.4
RAI1	16.1	RAI1	19.9	**CANALE 5**	**19.4**	**CANALE 5**	**17.7**
ITALIA 1	**15.2**	**ITALIA 1**	**10.8**	RAI2	11.3	**RETE 4**	**12.2**
RAI2	10.2	RAI2	10.6	RAI3	11.1	RAI3	11.6
RAI3	7.3	RAI3	9.0	**RETE 4**	**9.3**	RAI2	10.6
RETE 4	**6.8**	**RETE 4**	**8.1**	**ITALIA 1**	**7.3**	**ITALIA 1**	**4.6**
LA 7	2.8	LA 7	3.6	LA 7	4.0	LA 7	3.2

Source: Auditel, 24 Hours, (% audience share)

MEDIASET | 2007 Autumn Season: Audience "Garanteed"
Commercial Target

		Objective (09/09 – 01/12)	Audience (09/09 – 27/10)	
Prime Time				
	CANALE 5	24.5%	24.3%	October 25.1%
	ITALIA 1	12.5%	11.9%	
	RETE 4	7.0%	7.2%	
	MEDIASET	44.0%	43.3%	October 44.1%
Day Time				
	CANALE 5	22.0%	22.2%	
	ITALIA 1	13.0%	13.0%	
	RETE 4	7.0%	7.8%	October 8.1%
	MEDIASET	42.0%	43.0%	

Source: Auditel

MEDIASET | 2007 Autumn Season: Audience "Garanteed"

Individuals

		Objective (09/09 – 01/12)	Audience (09/09 – 27/10)	
Prime Time				
	CANALE 5	23.0%	22.2%	October 22.8%
	ITALIA 1	11.0%	10.2%	
	RETE 4	8.0%	8.3%	
	MEDIASET	42.0%	40.7%	October 41.3%
Day Time				
	CANALE 5	21.0%	20.2%	October 20.4%
	ITALIA 1	11.0%	11.1%	
	RETE 4	8.5%	9.1%	October 9.4%
	MEDIASET	40.5%	40.5%	

Source: Auditel

Boing 2007 | September Audience Share

07.00-22.00 Target 4-14 yrs


2.7%
2.9% (*)
0.8%
0.6%
Boing
Disney Channel
Jetix
Cartoon Netw.

(*)Not advertising funded


MEDIASET

MEDIASET

Advertising

MEDIASET 2007 9M vs 10M | Publitalia Advertising Revenues


- 3.1%
- 0.4%
2,067.0
2,002.5
2,339.4
2,330.5
(Euro mi.)
9M 2006
9M 2007
10M 2006
10M 2007

MEDIASET 2007 9M | Advertising by Sector

	9M 2007 (mio. Euro)	vs. previous year
FOOD	529.7	- 4.3%
NON FOOD	320.6	- 0.2%
TELECOM	264.8	+ 4.5%
AUTOMOTIVE	244.9	+ 2.5%
FINANCE/INSURANCE	87.6	+18.4%
MEDIA/PUBLISHING	145.4	- 9.9%

MEDIASET 2007 9M | Advertising by Sector

	9M 2007 (mio. Euro)	vs. previous year
FOOD	529.7	- 4.3%
Food		- 0.9%
Beverage		-11.4%
NON FOOD	320.6	- 0.2%
Personale Care		- 4.7%
Toiletries		- 1.2%
House keeping		+ 3.8%

MEDIASET 2007 9M | New Client Acquisition Policy

	9M 2006	9M 2007
Active Clients	953	950
New Clients	211	223

12g3-2(b)


MEDIASET

MEDIASET

Financials

MEDIASET GROUP 2007 9M | Highlights

(Euro ml.)	9M 2006	9M 2007
Net Consolidated Revenues	2,671.5	2,816.1
EBITDA	1,380.1	1,482.2
EBIT	740.2	787.8
Net Profit	369.1	372.3
Consolidated Net Financial Position	(578.6)	(1,167.1)

MEDIASET

2007 9M RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS 2007 9M | P&L Results

(Euro ml.)	9M 2006	9M 2007
Net Consolidated Revenues	**1,972.4**	**2,045.9**
Personnel Costs	(280.2)	(269.3) *
Other Operating Costs	(745.0)	(776.3)
EBITDA	**947.2**	**1,000.3**
Rights Amortisation	(450.1)	(483.5)
Other Amortisation & Depreciation	(75.2)	(90.4)
Operating Profit	**421.9**	**426.3**
Gain (Losses) from Equity disinvest.	1.4	-
EBIT	**423.3**	**426.3**
Financial Income (Losses)	(20.3)	(41.2)
Associates	(0.2)	0.5
Pre-Tax Profit	**402.8**	**385.6**
Taxes	(148.6)	(145.4)
NET PROFIT	**253.9**	**239.7**

* Including € 23.0 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2007 9M|Operations Breakdown

(Euro ml.)	Total Net Revenues	Operating Profit	*Margins*
FTA TV	**1,758.9**	**446.0**	***25.4%***
Network Operator	**135.2**	**4.0**	*n.a.*
Pay TV	**142.8**	**(15.5)**	*n.a.*
Other Activities	**107.5**	**(9.2)**	*n.a.*
Intra-company Eliminations and Adjustments	*(98.5)*	*1.1*	
TOTAL	**2,045.9**	**426.3**	***20.8%***

MEDIASET ITALIAN BUSINESS 2007 9M | FTA TV Operations

(Euro ml.)	9M 2006	9M 2007
Total Net TV Revenues	**1,815.4**	**1,758.9**
TV Advertising Revenues	2,067.0	2,002.5
Multichannel Adv. Revenues	2.1	2.2
Commissions	(307.9)	(298.6)
Other TV Revenues	54.2	52.7
Total TV Costs	**(1,350.0)**	**(1,312.9)**
Personnel	(239.0)	(226.6) *
TV Operating Costs	(581.3)	(557.7)
TV Rights Amortisations	(435.0)	(432.9)
Other A&D	(36.9)	(38.8)
Net Intra-company Items	*(57.8)*	*(56.8)*
FTA TV Operating Profit	**465.4**	**446.0**
margin	*25.6%*	*25.4%*

* Including € 21.6 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2007 9M | Network Operator

(Euro ml.)	9M 2006	9M 2007
Total Net Revenues	**111.8**	**135.3**
DVB-T and DVB-H Revenues	17.9	45.0
Other Revenues	7.9	4.9
Net intra-company Items	*86.0*	*85.4*
Total Costs	**(122.6)**	**(131.3)**
Personnel	(24.8)	(23.7) *
Other Operating Costs	(66.2)	(63.2)
Other Amortisation & Depreciation	(31.6)	(44.4)
Network Operator Operating Profit	**(10.8)**	**4.0**

* Including € 1.0 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS | Update on Pay TV

	Up to 31/12/2006	From 1/1/2007 to 30/6/2007	From 1/7/2007 to 28/10/2007
"Mediaset Premium" Smart Cards Sold to Retailers	2,534,000	424,000	1,545,000
N° Recharges sold to Retailers	5,364,000	2,553,000	2,321,000

MEDIASET ITALIAN BUSINESS 2007 9M | Pay TV

(Euro ml.)	9M 2006	9M 2007
Total Net PPV Revenues	**61.0**	**142.8**
PPV Revenues	51.4	88.8
Advertising Revenues	5.4	4.5
Other Revenues	5.1	50.1
Commissions	(0.8)	(0.6)
Total PPV Costs	**(79.9)**	**(158.3)**
Personnel	(1.8)	(2.2)*
Other Operating Costs	(37.8)	(79.5)
Rights Amortisations and Other *D&A*	(15.8)	(52.0)
Net intra-company items	*(24.5)*	*(24.5)*
PPV Operating Profit	**(18.9)**	**(15.5)**

* Including € 0.1 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2007 9M | Other Activities

(Euro ml.)	9M 2006	9M 2007
Total Net Revenues	**70.2**	**107.5**
Multimedia	16.8	15.8
Mediashopping	23.8	24.0
Medusa	-	28.3
Other Non-TV Revenues	29.6	26.9
Net Intra-company Items	-	*12.6*
Total Costs	**(83.9)**	**(116.7)**
Personnel	(14.4)	(16.7) *
Other Operating Cost	(59.9)	(75.9)
Amortisations & Depreciations	(6.0)	(19.1)
Net Intra-company Items	*(3.6)*	*(5.0)*
Other Activities Operating Profit	**(13.8)**	**(9.2)**

* Including € 0.3 ml. non-recurring income from the application of the new Italian pension reform applied to the employee retirement fund (TFR), as of 31/12/2006, and in compliance with the IFRS

MEDIASET ITALIAN BUSINESS 2007 9M | Investments

(Euro ml.)

	9M 2006	9M 2007
TV rights and cinema	412.0	396.8
PPV rights	384.1	35.4
DTT	279.6	24.9
Technical & immaterial	38.7	42.2
Option rights	73.0	1.5
Total Investments	**1,187.4**	**500.9**

MEDIASET ITALIAN BUSINESS 2007 9M | Cash Flow Statement

(Euro ml.)	9M 2006	9M 2007
Initial Net Financial Position 1/1	**(713.8)**	**(964.4)**
Free Cash Flow from Core Activities	**70.7**	**319.0**
- Cash Flow from Operations	806.6	811.5
- Investments	(1,187.4)	(500.9)
- Disinvestments	26.3	2.4
- Change in Net Working Capital (CNWC)	425.3	6.0
Equity (Investments)/Disinvest.	47.2	(68.9)
Free Cash Flow	**117.9**	**250.1**
Change in Equity	15.7	(2.4)
Cashed in Dividends	127.0	158.4
Dividends	(489.3)	(488.8)
Change in consolidation area	-	(131.7)
Total net Cash Flow	**(228.7)**	**(214.4)**
Final Net Financial Position 30/9	**(942.5)**	**(1,178.8)**

ENDEMOL 2007 9M | P&L Highlights

(Euro ml.)	9M 2006	9M 2007
Net Consolidated Revenues	877.1	915.9
Normalised EBITDA *	157.3	159.8
EBITDA	149.0	142.0
EBIT	137.5	116.4
Net Profit	75.3	67.5

* Including LTIP EN-SOP


MEDIASET

MEDIASET

Back up

TELECINCO 2007 9M | P&L Results (IAS/IFRS)

(Euro ml.)	9M 2006	9M 2007
Net Consolidated Revenues	**700.9**	**771.0**
Personnel Costs	(56.7)	(59.3)
Other Operating Costs	(210.7)	(229.7)
EBITDA	**433.4**	**481.9**
Amortisation & Depreciation	(116.1)	(120.5)
EBIT	**317.3**	**361.5**
Financial Income (Losses)	6.8	6.9
Associates	0.5	2.6
Pre-Tax Profit	**324.6**	**371.0**
Taxes	(95.1)	(108.7)
NET PROFIT	**229.3**	**262.8**

TELECINCO 2007 9M | Investments (IAS/IFRS)


9M 2006
3.3
107.0
ml Euro
103.7
9M 2007
3.7
132.6
ml Euro
128.9
TV Rights
Tangible & Intangible Fixed Assets

TELECINCO 2007 9M | Cash Flow Statement (IAS/IFRS)

(Euro ml.)	9M 2006	9M 2007
Initial Net Financial Position	**355.8**	**396.1**
Free Cash Flow	**307.5**	**362.3**
Cash Flow from Operations	351.6	400.1
Investments	(107.0)	(132.6)
Disinvestments	1.7	3.5
Change in Net Working Capital (CNWC)	61.2	91.3
Change in consolidation area	-	(1.2)
Equity (Investments)/Disinvest.	(11.6)	(464.5)
Cashed in Dividends	1.2	1.2
Treasury Shares	(290.3)	(314.2)
Change in equity	1.3	32.1
Total Net Cash Flow	**8.0**	**(384.4)**
Final Net Financial Position	**363.8**	**11.7**

END

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: [illegible]
WebSite: www.gruppomediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.